United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

INTERIM FINANCIAL STATEMENTS

March 31, 2026

(A free translation of the original in Portuguese)

Aerial view of the Tubarão complex
Photo: Gabriel Lordello

Contents

Interim Income Statement 3
Interim Statement of Comprehensive Income 4
Interim Statement of Cash Flows 5
Interim Consolidated and Parent Statement of Financial Position 6
Interim Statement of Changes in Equity 8
Interim Value Added Statement 9
Performance 10
1. Corporate information 11
2. Significant events and transactions related to the three-month period ended March 31, 2026 12
3. Information by business segment and geographic area 12
4. Costs and expenses by nature 16
5. Taxes 16
6. Basic and diluted earnings per share 19
Working Capital 20
7. Accounts receivable 21
8. Inventories 21
9. Suppliers and other payables 22
10. Cash flows from operating activities 22
Operating assets 24
11. Property, plant, and equipment 25
12. Provision for de-characterization of dam structures and asset retirement obligations 27
13. Intangible assets 29
14. Railway concessions 30
Financial management 31
15. Financial results 32
16. Financial assets and liabilities 33
17. Financial and capital risk management 34
18. Loans and borrowings 37
19. Leases 38
20. Other financial assets and liabilities 39
21. Cash flows from financing activities 41
Provisions, contingencies and other commitments 43
22. Brumadinho dam failure 43
23. Liabilities related to associates and joint ventures 46
24. Legal and administrative proceedings 47
Capital structure 50
25. Equity 51
Related parties 53
26. Investments in associates and joint ventures 54
27. Acquisitions and divestitures 55
28. Employee benefits 56
29. Related parties 57
Basis of preparation and other requirements 61
30. Basis of preparation of condensed consolidated interim financial statements 62
Report on review of parent company and consolidated condensed interim financial statements 63

		Consolidated		Parent company
Three-month period ended March 31,	Notes	2026	2025	2026	2025
Net operating revenue	3(b)	48,680	47,411	26,978	28,157
Cost of goods sold and services rendered	4(a)	(32,423)	(31,811)	(16,143)	(15,446)
Gross profit		16,257	15,600	10,835	12,711

Operating expenses
Selling and administrative	4(b)	(800)	(845)	(405)	(413)
Research and development		(685)	(719)	(481)	(427)
Pre-operating and operational stoppage	12	(258)	(523)	(233)	(496)
Equity results and others results from subsidiaries	26	–	–	5,091	2,089
Other operating expenses, net	4(c)	(1,405)	(1,513)	(1,140)	(1,271)
Impairment and other results related to non-current assets, net	11, 13 and 27	(628)	(1,456)	(809)	(1,289)
Operating income		12,481	10,544	12,858	10,904

Financial income	15	674	678	416	373
Financial expenses	15	(2,199)	(2,230)	(2,019)	(2,038)
Other financial items, net	15	1,736	2,734	(493)	2,974
Equity results and other results in associates and joint ventures	23 and 26	187	342	187	342
Income before income taxes		12,879	12,068	10,949	12,555

Income taxes	5	(2,680)	(3,895)	(996)	(4,391)

Net income		10,199	8,173	9,953	8,164
Net income attributable to noncontrolling interests		246	9	–	–
Net income attributable to Vale S.A.'s shareholders		9,953	8,164	9,953	8,164

Earnings per share attributable to Vale S.A.'s shareholders	6
Basic and diluted earnings per common share (R$)		2.33	1.91	2.33	1.91

The accompanying notes are an integral part of these interim financial statements.

3

		Consolidated		Parent Company
Three-month period ended March 31,	Notes	2026	2025	2026	2025
Net income		10,199	8,173	9,953	8,164
Other comprehensive income (loss):
Items that will not be reclassified to income statement
Retirement benefit obligations		(21)	(25)	(16)	(16)
Equity interests in other comprehensive income of subsidiaries		-	-	(5)	(9)
		(21)	(25)	(21)	(25)
Items that may be reclassified to income statement
Translation adjustments of foreign operations (i)		(3,582)	(5,070)	(3,410)	(4,749)
Hedge of net investment in foreign operation	17(a.iv)	722	1,020	722	1,020
Reclassification of cumulative translation adjustment to income statement		-	55	-	55
		(2,860)	(3,995)	(2,688)	(3,674)
Comprehensive income		7,318	4,153	7,244	4,465

Comprehensive income (loss) attributable to noncontrolling interests		74	(312)	-	-
Comprehensive income attributable to Vale S.A.'s shareholders		7,244	4,465	-	-

(i) Includes the effect of changes in the exchange rates used by the Company to translate the financial information of investees operating in an international economic environment, with a currency different from the functional currency of Vale S.A. (note 30b).

Items above are stated net of tax, when applicable, and the related taxes effects are disclosed in note 5.

The accompanying notes are an integral part of these interim financial statements.

4

Interim Statement of Cash Flows

		Consolidated		Parent Company
Three-month period ended March 31,	Notes	2026	2025	2026	2025
Cash generated from operations	10(a)	12,881	14,775	17,917	21,930
Payment of interest on loans, financing and other financial liabilities	21	(1,135)	(1,413)	(1,787)	(2,065)
Receipts from the settlement of derivatives, net	17	613	771	362	791
Payments related to the Brumadinho event	22	(563)	(490)	(563)	(490)
Payments related to de-characterization of dams	12	(330)	(461)	(330)	(461)
Payments of income taxes (including refinancing programs)		(1,689)	(3,456)	(762)	(2,873)
Net cash generated by operating activities		9,777	9,726	14,837	16,832

Cash flow from investing activities:
Acquisition of property, plant and equipment and intangible assets		(6,244)	(7,360)	(4,878)	(5,708)
Payments related to the Samarco dam failure	23(a)	(675)	(950)	(675)	(950)
Dividends received from associates and joint ventures		146	113	25	–
Short-term investment, net		306	154	259	35
Other investing activities, net		(220)	7	(67)	(373)
Net cash used in investing activities		(6,687)	(8,036)	(5,336)	(6,996)

Cash flow from financing activities:
Loans and borrowings from third parties	21	5,016	9,349	2,683	–
Payments of loans and borrowings to third parties	21	(5,864)	(5,482)	(982)	(1,043)
Payments of leasing	19(b)	(186)	(174)	(46)	(32)
Dividends and interest on capital paid to Vale S.A.’s shareholders	25(d.i)	(14,465)	(11,365)	(14,465)	(11,365)
Shares buyback program	25(c)	(386)	–	(386)	–
Net cash used in financing activities		(15,885)	(7,672)	(13,196)	(12,440)

Net decrease in cash and cash equivalents		(12,795)	(5,982)	(3,695)	(2,604)
Cash and cash equivalents at the beginning of the period		40,563	30,671	11,460	9,084
Effect of exchange rate changes on cash and cash equivalents		(1,228)	(1,388)	–	–
Cash from subsidiaries classified as non-current assets held for sale and others		–	(591)	–	–
Cash and cash equivalents at end of the period		26,540	22,710	7,765	6,480

The accompanying notes are an integral part of these interim financial statements.

5

		Consolidated		Parent Company
	Notes	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	16	26,540	40,563	7,765	11,460
Short-term investments	16	1,012	1,066	851	899
Accounts receivable	7	12,533	12,639	4,617	15,081
Other financial assets	20	4,834	2,517	1,653	1,425
Inventories	8	32,020	32,666	8,680	7,944
Recoverable taxes	5(e)	6,849	8,280	5,415	5,856
Other		3,501	2,914	2,311	2,271
		87,289	100,645	31,292	44,936
Non-current assets held for sale	27(a)	138	–	–	–
		87,427	100,645	31,292	44,936
Non-current assets
Judicial deposits	24(c)	3,114	3,580	2,995	3,453
Other financial assets	20	3,638	2,637	2,033	1,230
Recoverable taxes	5(e)	10,162	9,768	8,957	8,608
Deferred income taxes	5(b)	31,415	34,761	23,013	24,899
Other		7,313	7,728	5,038	5,321
		55,642	58,474	42,036	43,511

Investments in associates and joint ventures	26	26,884	27,674	134,837	133,861
Intangible assets	13	48,869	49,261	41,651	42,045
Property, plant, and equipment	11	238,351	240,040	160,834	159,608
		369,746	375,449	379,358	379,025
Total assets		457,173	476,094	410,650	423,961

6

Liabilities and shareholders equity
Current liabilities
Suppliers and other payables	9	28,657	30,621	15,732	17,289
Loans and borrowings	18	3,117	2,847	1,190	960
Leases	19	837	884	323	329
Railway concession	14	3,215	3,138	3,215	3,138
Other financial liabilities	20	3,343	3,603	21,333	26,970
Taxes payable	5(e)	3,369	3,781	1,584	1,255
Settlement programs ("REFIS")	5(e)	2,365	2,328	2,365	2,328
Liabilities related to Brumadinho	22	4,530	4,168	4,530	4,168
Liabilities related to associates and joint ventures	23	6,164	5,955	6,164	5,955
De-characterization of dams and asset retirement obligations	12	5,233	4,774	4,801	4,208
Provisions for litigation	24(a)	799	794	799	794
Employee benefits	28	3,574	6,234	2,499	4,025
Dividends payable	25(d.i)	111	14,588	111	14,588
Other		4,468	3,605	3,002	2,672
		69,782	87,320	67,648	88,679
Liabilities associated with non-current assets held for sale	27(a)	730	–	–	–
		70,512	87,320	67,648	88,679
Non-current liabilities
Loans and borrowings	18	91,856	96,932	35,737	35,134
Leases	19	2,510	2,794	766	831
Railway concession	14	9,794	10,034	9,794	10,034
Other financial liabilities	20	17,744	16,770	56,734	53,825
Settlement programs ("REFIS")	5(e)	3,790	4,314	3,790	4,314
Deferred income taxes	5(b)	426	588	–	–
Liabilities related to Brumadinho	22	5,693	6,345	5,693	6,345
Liabilities related to associates and joint ventures	23	7,912	8,424	7,912	8,424
De-characterization of dams and asset retirement obligations	12	27,279	29,128	17,886	18,667
Provisions for litigation	24(a)	4,926	4,944	4,538	4,607
Employee benefits	28	6,264	6,680	2,504	2,489
Streaming transactions		10,240	10,831	–	–
Other		2,312	2,064	6,432	6,313
		190,746	199,848	151,786	150,983
Total liabilities		261,258	287,168	219,434	239,662

Equity	25
Equity attributable to Vale S.A.'s shareholders		191,216	184,299	191,216	184,299
Equity attributable to noncontrolling interests		4,699	4,627	–	–
Total equity		195,915	188,926	191,216	184,299
Total liabilities and equity		457,173	476,094	410,650	423,961

The accompanying notes are an integral part of these interim financial statements.

7

	Notes	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale S.A.’s shareholders	Equity attributable to noncontrolling interests	Total equity
Balance as of December 31, 2025		77,300	3,634	96,179	(19,781)	(177)	27,144	-	184,299	4,627	188,926
Net income		-	-	-	-	-	-	9,953	9,953	246	10,199
Other comprehensive income		-	-	-	-	(65)	(2,644)	-	(2,709)	(172)	(2,881)
Dividends of noncontrolling interests		-	-	-	-	-	-	-	-	(1)	(1)
Shares buyback program	25(c)	-	-	-	(386)	-	-	-	(386)	-	(386)
Capital transactions		-	-	-	-	(18)	-	-	(18)	(1)	(19)
Share-based payment programs	28(a)	-	-	-	51	26	-	-	77	-	77
Treasury shares cancelled	25(b)	-	-	(6,967)	6,967	-	-	-	-	-	-
Balance as of March 31, 2026		77,300	3,634	89,212	(13,149)	(234)	24,500	9,953	191,216	4,699	195,915

Balance as of December 31, 2024		77,300	3,634	114,889	(19,785)	(432)	31,166	-	206,772	6,948	213,720
Net income		-	-	-	-	-	-	8,164	8,164	9	8,173
Other comprehensive income		-	-	-	-	(105)	(3,594)	-	(3,699)	(321)	(4,020)
Dividends and interest on capital of Vale S.A.'s shareholders	25(d)	-	-	(9,143)	-	-	-	-	(9,143)	-	(9,143)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(2)	(2)
Capital transactions		-	-	-	-	(36)	-	-	(36)	1	(35)
Share-based payment programs	28(a)	-	-	-	4	20	-	-	24	-	24
Balance as of March 31, 2025		77,300	3,634	105,746	(19,781)	(553)	27,572	8,164	202,082	6,635	208,717

The accompanying notes are an integral part of these interim financial statements.

8

	Consolidated		Parent company
Three-month period ended March 31,	2026	2025	2026	2025
Generation of value added
Gross revenue
Revenue from products and services	49,126	47,940	27,363	28,644
Revenue from the construction of own assets	787	2,099	755	1,735
Other revenues	511	286	432	197
Less:
Cost of products, goods and services sold	(10,712)	(10,563)	(5,776)	(5,624)
Material, energy, third-party services and other	(11,442)	(12,507)	(3,999)	(4,737)
Impairment and other results related to non-current assets, net	(628)	(1,456)	(809)	(1,289)
Expenses related to Brumadinho event	(356)	(612)	(356)	(612)
De-characterization of dams	17	49	17	49
Other costs and expenses	(3,538)	(3,801)	(2,074)	(2,054)
Gross value added	23,765	21,435	15,553	16,309
Depreciation, amortization and depletion	(4,435)	(4,105)	(2,696)	(2,548)
Net value added	19,330	17,330	12,857	13,761

Received from third parties:
Equity results	187	342	5,278	2,431
Financial results	462	(849)	(148)	(1,017)
Total value added to be distributed	19,979	16,823	17,987	15,175

Personnel and charges
Direct compensation	2,844	2,937	1,558	1,422
Benefits	1,194	1,119	921	848
FGTS	147	131	128	117
Taxes and contributions
Federal taxes	4,303	5,528	2,378	5,815
State taxes	1,003	966	915	984
Municipal taxes	54	53	44	41
Remuneration of third-party capital
Interest (net derivatives and monetary and exchange rate variation)	43	(2,284)	1,919	(2,391)
Leasing	192	200	171	175
Remuneration of own capital
Reinvested net income from continuing operations	9,953	8,164	9,953	8,164
Net income attributable to noncontrolling interest	246	9	–	–
Distributed value added	19,979	16,823	17,987	15,175

The accompanying notes are an integral part of these interim financial statements.

9

10

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

1. Corporate information

Vale S.A. (“Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil. Vale S.A.’s share capital consists of common shares traded on B3 under the code VALE3. The Company also has American Depositary Receipts ("ADRs") traded on the New York Stock Exchange ("NYSE") under the code VALE. Additionally, the shares are traded on LATIBEX under the code XVALO, which is an unregulated electronic market established by the Madrid Stock Exchange for the trading of Latin American securities. The shareholding structure is presented in note 25(a) to these interim financial statements.

Vale S.A., together with its subsidiaries (“Vale” or the “Company”), is one of the world’s largest producers of iron ore and nickel, and also produces iron ore pellets and briquettes, copper, and by-products such as platinum-group metals (PGM), gold, silver, and cobalt.

The Company’s business is organized into two operating segments: “Iron Ore Solutions” and “Vale Base Metals” (note 3).

Iron Ore Solutions

It comprises the extraction of iron ore, the production of pellets and other ferrous products, as well as large-scale logistics systems and distribution centers integrated with its mining operations, including railways, maritime terminals, and ports.

•	Iron ore. The Company operates three systems in Brazil for the production and distribution of iron ore:

North System. Composed of three mining complexes, the Carajás Railroad (Estrada de Ferro Carajás – EFC), and a maritime terminal.

Southeast System. Composed of three mining complexes, the Vitória–Minas Railway (Estrada de Ferro Vitória a Minas – EFVM), and maritime terminals.

South System. Composed of two mining complexes and maritime terminals.

•	Iron ore pellets and other ferrous products. Vale has a diversified portfolio of agglomerated products, including pellets and briquettes. The Company operates eight pelletizing plants in Brazil, two in Oman dedicated to pellet production, and two briquette plants in Brazil for briquette production.

Most of these products are sold to the international market through the group’s main trading company, Vale International S.A. (“VISA”), a wholly owned subsidiary of Vale headquartered in Switzerland.

Vale Base Metals

The Vale Base Metals segment is operated by Vale Base Metals (VBM) and comprises the production of nickel, copper, and their respective by-products.

•	Nickel. The main operations are conducted by Vale Canada Limited (“Vale Canada”), which operates mines and processing plants in Canada and Brazil, as well as nickel refining facilities in the United Kingdom and Japan. The Company also holds interests in nickel operations in Indonesia.

•	Copper. In Brazil, the Company produces copper concentrates at Sossego and Salobo, located in Carajás, in the state of Pará. In Canada, through Vale Canada, it produces copper concentrates and cathodes associated with nickel operations in Sudbury (Ontario) and Voisey’s Bay (Newfoundland and Labrador).

•	Other base metals. In Sudbury, the ore extracted generates cobalt, PGMs, silver, and gold as by-products, which are processed at the refining facilities in Port Colborne (Ontario). In Canada, the Company also produces refined cobalt at Long Harbour (Newfoundland and Labrador). The copper operations at Sossego and Salobo also produce silver and gold as by-products. The Company also has streaming transactions related to nickel and copper by-products.

The Company also engages in greenfield mineral exploration in five countries: Brazil, Canada, Chile, Peru, and Indonesia. In addition, Vale holds interests in associates and joint ventures, primarily involved in the production of ferrous products and base metals, in the operation of logistics infrastructure, and in energy businesses that aim to meet part of Vale’s consumption needs through renewable sources. The list of the Company’s investments in subsidiaries, associates, and joint ventures is presented in note 26.

2. Significant events and transactions related to the three-month period ended March 31, 2026

Operating assets

•	Thompson Operations, Canada – In February 2026, as part of a strategic review of its nickel assets, the Company entered into an agreement with Exiro Minerals Corporation, Orion Resources Partners LP, and Canada Growth Fund Inc. to form a new entity, in which Vale will hold a minority interest through the contribution of the Thompson assets. As a result, Vale classified the assets and liabilities related to the Thompson operations as held for sale. The Company does not expect material effects arising from the completion of this transaction, which is planned to occur by the end of 2026 and is subject to customary closing conditions. Further details are presented in Note 27(b) to these interim financial statements.

11

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Capital structure
•	Cancellation and buyback shares – In the three-month period ended March 31, 2026, the Company repurchased 4,980,600 common shares and their respective ADRs, totaling R$386 (US$74 million), and approved the cancellation of 99,847,816 treasury common shares. Further details are presented in Note 25 to these interim financial statements.
•	Remuneration to shareholders – In January and March 2026, the Company paid dividends and interest on equity to its shareholders totaling R$14,465 (US$2,745 million), net of withholding taxes, related to the remuneration for the 2025 fiscal year. Further details are presented in Note 25(d) to these interim financial statements.
Basis of preparation and other requirements
•	Conflict in the Middle East - The escalation of geopolitical tensions in the Middle East in 2026 and the associated logistical constraints have increased the complexity of the international operating environment. Vale is monitoring developments and, until this date the Company does not expect any significant effects on its operations.

3. Information by business segment and geographic area

The reportable operating segments are aligned with the products and reflect the structure used by Management to assess the Company’s performance. The boards responsible for making operational decisions, allocating resources, and evaluating performance, which include the Executive Committee and the Board of Directors, use adjusted EBITDA as the performance measure by business segment.

Segment	Main activities
Iron Ore Solutions	Comprises the extraction and production of iron ore, iron ore pellets, other ferrous products, and its logistic related services.
Vale Base Metals	Includes the extraction and production of nickel and its by-products (gold, silver, cobalt, and other metals), and copper, as well as its by-products (gold and silver).

The Company’s adjusted EBITDA is calculated based on operating income (loss), including the EBITDA of associates and joint ventures, which corresponds to a measure of ‘equity results’ (note 26), and excluding (i) depreciation, depletion and amortization; and (ii) impairment and other results related to non-current assets, net, and other items.

In addition, unallocated items to the operating segment include corporate expenses, research and development of greenfield exploration projects, as well as expenses related to the Brumadinho event and de-characterization of dams and asset retirement obligations.

12

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

a) Adjusted EBITDA

	Consolidated
Three-month period ended March 31,	Notes	2026	2025
Iron ore		12,838	13,659
Iron ore pellets		2,517	3,123
Other ferrous products and logistics services		(80)	105
Iron Ore Solutions		15,275	16,887

Nickel		1,464	225
Copper		4,996	3,180
Other base metals		(153)	(196)
Vale Base Metals		6,307	3,209

Unallocated items		(1,477)	(1,907)

Adjusted EBITDA		20,105	18,189

Depreciation, depletion and amortization	10(a)	(4,435)	(4,105)
Impairment and other results related to non-current assets, net and other (i)		(1,969)	(2,418)
EBITDA from associates and joint ventures		(1,220)	(1,122)
Operating income		12,481	10,544

Equity results and other results in associates and joint ventures	26	187	342
Financial results	15	211	1,182
Income before income taxes		12,879	12,068

(i) Includes R$628 (US$120 million) of results related to non-current assets net (2025: R$1,456 (US$253 million)) and R$1,341 (US$257 million) of expenses to reflect the performance of streaming transactions at market prices (2025: R$962 (US$167 million)). b) Net operating revenue by business segment and geographic area

	Consolidated
	Three-month period ended March 31, 2026
	Iron Ore Solutions				Vale Base Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Ore Solutions	Nickel	Copper	Other base metals	Total Vale Base Metals	Net operating revenue
China (i)	21,029	107	–	21,136	851	821	149	1,821	22,957
Japan	2,695	311	2	3,008	245	–	–	245	3,253
Asia, except Japan and China	3,486	242	19	3,747	463	817	54	1,334	5,081
Brazil	1,299	1,817	784	3,900	202	–	16	218	4,118
United States of America	–	281	–	281	1,319	–	–	1,319	1,600
Americas, except United States and Brazil	–	452	–	452	886	–	–	886	1,338
Germany	425	175	–	600	535	1,379	–	1,914	2,514
Europe, except Germany	979	246	–	1,225	1,547	3,198	1	4,746	5,971
Middle East, Africa, and Oceania	–	1,785	–	1,785	63	–	–	63	1,848
Net operating revenue	29,913	5,416	805	36,134	6,111	6,215	220	12,546	48,680

13

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Three-month period ended March 31, 2025
	Iron Ore Solutions				Vale Base Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Ore Solutions	Nickel	Copper	Other base metals	Total Vale Base Metals	Net operating revenue
China (i)	21,169	–	–	21,169	538	966	39	1,543	22,712
Japan	2,599	112	1	2,712	317	–	–	317	3,029
Asia, except Japan and China	3,125	230	37	3,392	564	166	26	756	4,148
Brazil	1,452	2,204	932	4,588	135	–	31	166	4,754
United States of America	–	316	–	316	1,308	–	112	1,420	1,736
Americas, except United States and Brazil	–	282	–	282	700	–	–	700	982
Germany	481	239	–	720	827	1,132	22	1,981	2,701
Europe, except Germany	1,285	194	–	1,479	1,171	2,062	15	3,248	4,727
Middle East, Africa, and Oceania	–	2,576	–	2,576	46	–	–	46	2,622
Net operating revenue	30,111	6,153	970	37,234	5,606	4,326	245	10,177	47,411

(i) Includes operating revenue of China Mainland in the amount of R$22,373 (US$4,258 million) (2025: R$22,214 (US$3,801 million)) and Taiwan in the amount of R$584 (US$111 million) (2025: R$498 (US$85 million)).

No customer individually represented 10% or more of the Company’s revenues in the periods presented above.

c) Costs of goods sold and services rendered by business segment

	Consolidated
Three-month period ended March 31,	2026	2025
Iron Ore	17,044	16,393
Iron Ore Pellets	3,085	3,264
Other ferrous products and logistics services	870	796
Iron Ore Solutions	20,999	20,453

Nickel	4,779	5,303
Copper	2,235	1,974
Other base metals	213	225
Vale Base Metals	7,227	7,502

Depreciation, depletion and amortization	4,197	3,856
Cost of goods sold and services rendered	32,423	31,811

d) Assets by geographic area

	Consolidated
	March 31, 2026				December 31, 2025
	Investments in associates and joint ventures	Intangible assets	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible assets	Property, plant and equipment	Total
Brazil	14,143	48,819	187,965	250,927	14,268	49,210	185,732	249,210
Canada	–	37	41,035	41,072	–	42	44,318	44,360
Americas, except Brazil and Canada	–	–	18	18	–	–	20	20
Indonesia	9,757	–	323	10,080	10,138	–	348	10,486
China	–	6	12	18	–	6	15	21
Asia, except Indonesia and China	–	1	3,178	3,179	–	1	3,429	3,430
Europe	–	4	3,119	3,123	–	–	3,393	3,393
Oman	2,984	2	2,701	5,687	3,268	2	2,785	6,055
Total	26,884	48,869	238,351	314,104	27,674	49,261	240,040	316,975

14

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

4. Costs and expenses by nature

a) Cost of goods sold, and services rendered

	Consolidated
Three-month period ended March 31,	2026	2025
Services	6,425	5,963
Shipping and other freight costs	5,649	6,206
Depreciation, depletion and amortization	4,197	3,856
Personnel	4,095	3,930
Materials	3,579	3,524
Acquisition of products	3,368	3,249
Royalties	1,653	1,511
Fuel, oil and gas	1,466	1,548
Energy	995	712
Others	996	1,312
Total	32,423	31,811

b) Selling and administrative expenses

	Consolidated
Three-month period ended March 31,	2026	2025
Personnel	360	359
Services	210	155
Depreciation and amortization	55	141
Other	175	190
Total	800	845

c) Other operating expenses, net

		Consolidated
Three-month period ended March 31,	Notes	2026	2025
Expenses related to Brumadinho event	22	356	612
Increase (reversal) in provisions related to de-characterization of dam and asset decommissioning obligation, net	12	15	(2)
Provision for litigations	24(a)	226	331
Profit sharing program		119	231
Expenses related to socio-environmental commitments		390	80
Others		299	261
Total		1,405	1,513

5. Taxes

a) Income tax reconciliation

The reconciliation of the taxes calculated according to the nominal tax rates and the amount of taxes recorded is shown below:

15

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated		Parent company
Three-month period ended March 31,	2026	2025	2026	2025
Income before income taxes	12,879	12,068	10,949	12,555
Income taxes at statutory rate (34%)	(4,379)	(4,103)	(3,723)	(4,269)
Adjustments that affect the taxes basis:
Interest on capital	1,304	1,222	1,172	1,100
Tax incentives	1,200	1,175	425	796
Foreign exchange effects on tax losses and others	(526)	(527)	(412)	(1,771)
Effects on tax computation of foreign operations	(105)	(642)	(17)	(20)
Equity results	98	54	1,830	765
Tax effects arising from divestments and acquisitions, net	–	(771)	–	(771)
Others	(272)	(303)	(271)	(221)
Income taxes	(2,680)	(3,895)	(996)	(4,391)
Current tax	(1,274)	(1,098)	(437)	(809)
Deferred tax	(1,406)	(2,797)	(559)	(3,582)
Income taxes	(2,680)	(3,895)	(996)	(4,391)

b) Deferred income tax assets and liabilities

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance as of December 31, 2025	34,761	588	34,173
Effect in income statement	(1,441)	(33)	(1,408)
Other comprehensive income	(1,329)	(7)	(1,322)
Transfer between assets and liabilities	(101)	(101)	–
Translation adjustment	(475)	(21)	(454)
Balance as of March 31, 2026	31,415	426	30,989

Balance as of December 31, 2024	51,050	2,757	48,293
Effect in income statement	(2,578)	219	(2,797)
Other comprehensive income	10	16	(6)
Transfer between assets and liabilities	(215)	(215)	–
Translation adjustment	(496)	(75)	(421)
Incorporations, acquisitions and divestments	(56)	(1,694)	1,638
Balance as of March 31, 2025	47,715	1,008	46,707

c) Tax incentives

In Brazil, the Company has tax incentives to partially reduce the income tax generated by the operations conducted in the north region that includes iron ore, nickel and copper (“Income Tax Reduction Incentives”). The incentive is calculated based on the taxable income of the incentivized activity and considers the allocation of operating profit according to the levels of incentivized production during the periods defined as eligible for each product, usually 10 years. These tax incentives substantially expire between December, 2027 and December, 2035, according to the tax incentive concession for each operation.

In addition to these incentives, part of the income tax payable can be reinvested in the acquisition of new machinery and equipment ("Reinvestment Incentive"), subject to subsequent approval by the Superintendência de Desenvolvimento da Amazônia (“SUDAM”).

As determined by the Brazilian law and Resolution of the SUDAM Deliberative Council No. 136 of 2025, which requires the reinvestment to be capitalized, the tax savings obtained due to these incentives must be recorded in the retained earnings reserve in equity and cannot be distributed as dividends to shareholders. In February 2026, Vale’s Board of Directors approved the use of a portion of the tax incentive reserve to increase the Company’s share capital, in the amount of R$500 (US$96 million) (Note 25a).

16

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The impact of these tax incentives on the effective tax rate on income is presented as “tax incentives” in item (a) of this note.

Changes in laws and regulations - The Lei Complementar No. 224 (“LC No. 224”), enacted in December 2025 and effective from 2026, provides for a linear 10% reduction in federal tax incentives and benefits. In this context, any utilization of the Reinvestment Incentive from 2026 onward will be subject to the requirements and potential reductions set forth in LC No. 224.

The Income Tax Reduction Incentives currently granted to the Company will not be materially affected by LC No. 224 during their current concession periods. As their expiration dates approach, Vale will assess its new eligibility and the possibility of applying for new concessions.

d) Uncertain tax positions (“UTP”)

The amount under discussion with the tax authorities is R$49,408 (US$9,466 million) as of March 31, 2026 (December 31, 2025: R$48,742 (US$8,858 million)), which includes the tax effects arising from the reduction of the tax losses and negative basis of the CSLL by R$9,343 (US$1,790 million) as of March 31, 2026 (December 31, 2025: R$9,125 (US$1,658 million)), if the tax authority does not accept the tax treatment adopted by the Company in relation to these matters.

	Consolidated
	March 31, 2026			December 31, 2025
	Assessed (i)	Potential (ii)	Total	Assessed (i)	Potential (ii)	Total
UTPs not recorded on statement of financial position
Transfer pricing over the exportation of ores to a foreign subsidiary	27,143	9,950	37,093	26,517	9,950	36,467
Expenses of interest on capital	6,923	–	6,923	7,215	–	7,215
Proceeding related to income tax paid abroad	2,900	–	2,900	2,847	–	2,847
Goodwill amortization	5,669	416	6,085	5,547	422	5,969
Payments to Renova Foundation	4,139	1,525	5,664	4,034	1,525	5,559
Others	2,634	–	2,634	2,582	–	2,582
	49,408	11,891	61,299	48,742	11,897	60,639

(i) Includes the tax effects arising from the reduction of the tax losses and negative basis of the CSLL, with fines and interest.

(ii) Includes the principal, without fines and interest.

e) Recoverable and payable taxes and settlement programs (REFIS)

	Consolidated
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Value-added tax ("ICMS")	1,776	1,711	101	107	280	284	–	–
Brazilian federal contributions ("PIS" and "COFINS")	823	1,144	7,466	7,117	6	11	–	–
Income taxes	4,181	5,354	2,595	2,544	1,777	1,933	–	–
Financial compensation for the exploration of mineral resources ("CFEM")	–	–	–	–	295	422	–	–
Other	69	71	–	–	1,011	1,131	–	–
Total taxes payable and recoverable	6,849	8,280	10,162	9,768	3,369	3,781	–	–

REFIS liabilities (i)	–	–	–	–	2,365	2,328	3,790	4,314
Total REFIS liabilities	–	–	–	–	2,365	2,328	3,790	4,314

(i) The balance mainly relates to the settlement programs of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and associates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028 and the impact of the SELIC over the liability is recorded under the Company’s financial results (note 15).

f) Global minimum tax (Pilar II)

In December 2021, the Organization for Economic Co-operation and Development (“OECD”) issued the Pillar II model rules to reform international corporate taxation. Multinational economic groups within the scope of these rules are required to calculate their effective tax rate in each country in which they operate, the GloBE effective tax rate.

17

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

When the GloBE effective tax rate of any jurisdiction in which the group operates, based on the aggregated view of the entities located in that jurisdiction, is lower than the minimum rate defined at 15%, the multinational group must pay a top-up tax corresponding to the difference between its GloBE effective tax rate and the minimum rate.

The Company is subject to the OECD Pillar II model rules in several jurisdictions, including Brazil, Canada and Switzerland, among others. The Company applied the exception to the recognition and disclosure of information on deferred tax assets and liabilities arising from tax law for the implementation of the OECD Pillar II model rules, according to IAS 12 – Income Taxes.

g) Value added taxes reform

In 2025, a value added taxes reform was enacted through the Lei Complementar Nº 214 ("Reform"), providing the replacement of taxes such as PIS, COFINS, ICMS, ISS and IPI by the Contribution on Goods and Services ("CBS") and the Tax on Goods and Services ("IBS"), as well as the creation of the Selective Tax ("IS"), which applies to certain economic sectors, including the mining sector.

The transition period to the new taxation methodology takes place from 2026 to 2032, with no incidence of the new taxes implemented by the Reform in the first year of transition. The impacts of the Reform on the Company’s operations are being assessed throughout fiscal year 2026, and the necessary adjustments to its processes and systems are being implemented progressively, in accordance with the timeline established by the legislation. Based on the information currently available, no material impacts have been identified on the interim financial statements.

6. Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

Three-month period ended March 31,	2026	2025
Net income attributable to Vale S.A.'s shareholders	9,953	8,164

Thousands of shares
Weighted average number of common shares outstanding	4,268,602	4,268,759
Weighted average number of common shares outstanding and potential ordinary shares	4,274,631	4,273,772

Basic and diluted earnings per share attributable to Vale S.A.'s shareholders
Common share (R$)	2.33	1.91

18

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

19

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

7. Accounts receivable

		Consolidated		Parent company
	Notes	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Receivables from contracts with customers
Third parties
Iron Ore Solutions		6,529	7,021	1,724	1,205
Vale Base Metals		5,512	5,194	–	–
Other		77	90	57	93
Related parties	29(b)	702	631	2,924	13,871
Accounts receivable		12,820	12,936	4,705	15,169
Expected credit loss		(287)	(297)	(88)	(88)
Accounts receivable, net		12,533	12,639	4,617	15,081

Provisionally priced commodities sales - The Company is mainly exposed to iron ore and copper price risk. The determination of the final sales price for these commodities is based on the pricing period outlined in the sales contracts, typically occurring after the revenue recognition date. Consequently, the Company initially recognizes revenue using a provisional invoice. Subsequently, the receivables associated with provisionally priced products are measured at fair value through profit or loss (note 16) and any fluctuations in the value of these receivables are presented as net operating revenue in the income statement. In the period ended March 31, 2026, the net operating revenue arising from fair value adjustments to provisionally priced contracts totaled R$546 (US$104 million).

The sensitivity of the Company’s risk related to the final settlement of provisionally priced accounts receivable is detailed below:

	March 31, 2026
	Thousand metric tons	Provisional price (US$/ton)	Variation	Effect on revenue (R$ million)
Iron ore	13,145	106	+-10%	+- 733
Copper	88	12,600	+-10%	+- 564

8. Inventories

	Consolidated		Parent company
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Finished products
Iron Ore Solutions	17,168	17,520	5,761	4,989
Vale Base Metals	3,836	3,772	–	–
	21,004	21,292	5,761	4,989

Work in progress	4,967	4,956	–	–
Consumable inventory	6,055	6,428	2,919	2,959

Net realizable value provision	(6)	(10)	–	(4)
Total of inventories	32,020	32,666	8,680	7,944

The cost of goods sold is presented in note 4(a).

20

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

9. Suppliers and other payables

		Consolidated		Parent company
	Notes	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Third parties		27,606	29,335	15,043	16,489
Related parties	29(b)	1,051	1,286	689	800
Total		28,657	30,621	15,732	17,289

The financial liabilities presented as suppliers and other payables in the Company's statement of financial position represent the outstanding balance of invoices for purchases of goods and services, with an average payment term of approximately 60 days.

The Company enters into supplier finance arrangements ("Arrangements") as part of its working capital strategy used in the Company's usual operating cycle, being the payment term extension limited to a short-term period. The Company is also party in agreements structured so that certain suppliers can advance their receivables with Vale due to purchases of materials and services, without any type of change in value or payment terms for the Company. These supplier finance arrangements continue to be presented as suppliers in the Company's statement of financial position, as the terms and conditions of the original liabilities were not substantially modified. The carrying amount related to these transactions was R$7,082 (US$1,357 million) as of March 31, 2026 (R$7,627 (US$1,386 million) as of December 31, 2025), on a consolidated and to R$6,276 (R$6,711 as of December 31, 2025) in the parent company, for which the suppliers had already received payment from the finance providers.

Financial charges related to the increase in payment terms are recognized in the financial results as "Interest on working capital transactions" (note 15). The financial charges and foreign exchange gains/losses recognized in the income statement for the year ended March 31, 2026 due to the Arrangements totaled, R$338 (US$64 million) (2025: R$229 (US$39 million)) and R$7 (US$1 million) (2025: R$0), respectively.

10. Cash flows from operating activities

a) Reconciliation of cash flows from operating activities

		Consolidated		Parent company
Three-month period ended March 31,	Notes	2026	2025	2026	2025
Cash flow from operating activities:
Income before income taxes		12,879	12,068	10,949	12,555
Adjusted for:
Equity results from subsidiaries	26	–	–	(5,091)	(2,089)
Equity results and other results in associates and joint ventures	26	(187)	(342)	(187)	(342)
Impairment and other results related to non-current assets, net	11, 13 and 27	628	1,456	809	1,289
Changes in estimates related to the provision of Brumadinho	22	(28)	224	(28)	224
Changes in estimates related to the provision of de-characterization of dams	12	(17)	(50)	(17)	(50)
Depreciation, depletion and amortization		4,435	4,105	2,696	2,548
Financial results, net	15	(211)	(1,182)	2,096	(1,309)
Changes in assets and liabilities:
Accounts receivable	7	(661)	1,914	5,503	5,866
Inventories	8	(1,135)	(1,421)	(717)	(321)
Suppliers and contractors	9	(1,534)	(228)	(1,550)	473
Other assets and liabilities, net		(1,288)	(1,769)	3,454	3,086
Cash generated from operations		12,881	14,775	17,917	21,930

b) Non-cash transactions

		Consolidated	Parent company
Three-month period ended March 31,	2026	2025	2026	2025
Non-cash transactions:
Additions to PP&E with capitalized borrowing costs	26	23	26	23

21

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

22

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

11. Property, plant, and equipment

		Consolidated
	Notes	Land	Building and facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as of December 31, 2025		3,623	100,805	24,995	23,479	13,143	3,340	13,116	57,539	240,040
Additions		–	–	–	–	–	(3)	–	5,738	5,735
Interest capitalization		–	–	–	–	–	–	–	26	26
Disposals		–	(42)	(13)	(2)	(2)	–	(2)	(186)	(247)
Assets retirement obligation	12	–	–	–	251	–	–	–	–	251
Depreciation, depletion and amortization		–	(1,443)	(902)	(540)	(233)	(255)	(607)	–	(3,980)
Translation adjustment		(57)	(766)	(476)	(795)	(6)	(110)	(264)	(1,000)	(3,474)
Transfers		–	2,225	1,706	6,444	63	–	310	(10,748)	–
Balance as of March 31, 2026		3,566	100,779	25,310	28,837	12,965	2,972	12,553	51,369	238,351
Cost		3,566	181,853	62,640	86,269	23,418	8,310	30,646	51,369	448,071
Accumulated depreciation		–	(81,074)	(37,330)	(57,432)	(10,453)	(5,338)	(18,093)	–	(209,720)
Balance as of March 31, 2026		3,566	100,779	25,310	28,837	12,965	2,972	12,553	51,369	238,351

Balance as of December 31, 2024		3,655	100,003	25,002	28,153	12,932	4,089	13,575	60,185	247,594
Additions		–	–	–	–	–	620	–	6,210	6,830
Interest capitalization		–	–	–	–	–	–	–	23	23
Disposals		(7)	(39)	(13)	(38)	(2)	–	(68)	(592)	(759)
Impairments		–	–	–	–	–	–	–	(103)	(103)
Assets retirement obligation	12	–	–	–	495	–	–	–	–	495
Depreciation, depletion and amortization		–	(1,420)	(904)	(548)	(217)	(198)	(446)	–	(3,733)
Transfer to held for sale (Energy Assets)	27(a)	–	(1,888)	(2,058)	(6)	–	(212)	(279)	(326)	(4,769)
Translation adjustment		(48)	(1,116)	(556)	(591)	(6)	(192)	(375)	(1,904)	(4,788)
Transfers		125	3,626	1,234	(6,540)	532	–	627	396	–
Balance as of March 31, 2025		3,725	99,166	22,705	20,925	13,239	4,107	13,034	63,889	240,790
Cost		3,725	174,277	56,398	65,702	23,070	8,792	29,277	63,889	425,130
Accumulated depreciation		–	(75,111)	(33,693)	(44,777)	(9,831)	(4,685)	(16,243)	–	(184,340)
Balance as of March 31, 2025		3,725	99,166	22,705	20,925	13,239	4,107	13,034	63,889	240,790

23

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

		Parent company
	Notes	Land	Building and facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as of December 31, 2025		2,841	74,273	14,506	9,186	13,030	1,036	7,973	36,763	159,608
Additions		–	–	–	–	–	(36)	–	3,901	3,865
Interest capitalization		–	–	–	–	–	–	–	26	26
Disposals		–	(38)	(10)	(3)	(2)	–	(2)	(211)	(266)
Assets retirement obligation	12	–	–	–	(12)	–	–	–	–	(12)
Depreciation, depletion and amortization		–	(978)	(512)	(201)	(230)	(77)	(389)	–	(2,387)
Transfers		–	1,118	722	–	48	–	341	(2,229)	–
Balance as of March 31, 2026		2,841	74,375	14,706	8,970	12,846	923	7,923	38,250	160,834
Cost		2,841	111,908	32,009	15,441	23,196	3,056	20,001	38,250	246,702
Accumulated depreciation		–	(37,533)	(17,303)	(6,471)	(10,350)	(2,133)	(12,078)	–	(85,868)
Balance as of March 31, 2026		2,841	74,375	14,706	8,970	12,846	923	7,923	38,250	160,834

Balance as of December 31, 2024		2,802	70,779	13,119	8,652	12,829	1,142	7,349	34,140	150,812
Additions		–	–	–	–	–	620	–	4,500	5,120
Interest capitalization		–	–	–	–	–	–	–	23	23
Disposals		(7)	(31)	(10)	(37)	(2)	–	(63)	(487)	(637)
Assets retirement obligation	12	–	–	–	5	–	–	–	–	5
Depreciation, depletion and amortization		–	(927)	(511)	(195)	(215)	(89)	(368)	–	(2,305)
Transfer to held for sale (Energy Assets)	27(a)	–	(1,290)	(1)	–	–	(178)	(1)	(165)	(1,635)
Transfers		97	1,731	687	(95)	546	–	575	(3,541)	–
Balance as of March 31, 2025		2,892	70,262	13,284	8,330	13,158	1,495	7,492	34,470	151,383
Cost		2,892	104,163	28,889	13,858	22,891	3,358	18,267	34,470	228,788
Accumulated depreciation		–	(33,901)	(15,605)	(5,528)	(9,733)	(1,863)	(10,775)	–	(77,405)
Balance as of March 31, 2025		2,892	70,262	13,284	8,330	13,158	1,495	7,492	34,470	151,383

For more details regarding right of use and lease liability see note 19.

Suspension of production at the São Luís Pelletizing Plant

In March 2026, the Company decided to temporarily suspend production at the São Luís pelletizing plant ("Plant"), located in the state of Maranhão, Brazil, due to the current demand conditions for iron ore pellets. Vale will evaluate the timing of a potential full resumption based on market conditions.

The temporary suspension of production was considered an indicator of impairment for the Plant. Accordingly, the Company performed an impairment test, which indicated that the recoverable amount exceeds the corresponding carrying amount. Therefore, no impairment loss was recognized as of March 31, 2026.

However, Vale recognized a provision in the amount of R$715 (US$136 million) related to a take-or-pay natural gas supply contract linked to the Plant’s operations, which became onerous. This effect was recognized in profit or loss and presented as “Impairment and other results related to non-current assets, net".

24

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

12. Provision for de-characterization of dam structures and asset retirement obligations

The Company is subject to local laws and regulations, that require the decommissioning of the assets that Vale operates at the end of their useful lives, therefore, expenses related to the demobilization occur after the end of operational activities and throughout the life of operations through progressive closures. These obligations are regulated in Brazil at the Federal and State levels by ANM (National Mining Agency) and Environmental Agencies, respectively. Among the requirements, the closure plans must consider the physical, chemical and biological stability of the areas and post-closure actions for the period necessary to verify the effectiveness of the decommissioning. These obligations are accrued and are subject to critical estimates and assumptions applied to the measurement of costs by the Company. Depending on the geotechnical characteristics of the structures, the Company is required to de-characterize the structures, as shown in item a) below.

Effects in the income statement

		Consolidated		Parent Company
Three month period ended March 31,	Reference	2026	2025	2026	2025
De-characterization of upstream geotechnical structures	12(a)	(17)	(50)	(17)	(50)
Obligation for asset decommissioning	12(b)	32	48	(9)	15
Total		15	(2)	(26)	(35)

Provision changes during the period

		Consolidated
	Notes	De-characterization of upstream geotechnical structures (i)	Asset retirement obligations	Environmental obligations	Total
Balance as of December 31, 2025		11,536	19,921	2,445	33,902
Changes in estimates - amounts for closed plants charged to the income statement		(17)	32	–	15
Changes in estimates – capitalized value for operational plants		–	251	(140)	111
Disbursements		(330)	(249)	(199)	(778)
Monetary and present value adjustments		210	230	38	478
Transfer to assets held for sale	27(b)	–	(559)	–	(559)
Translation adjustments		–	(630)	(27)	(657)
Balance as of March 31, 2026		11,399	18,996	2,117	32,512

	Parent Company
	De-characterization of upstream geotechnical structures (i)	Asset retirement obligations	Environmental obligations	Total
Balance as of December 31, 2025	11,536	9,651	1,688	22,875
Changes in estimates - amounts for closed plants charged to the income statement	(17)	(9)	–	(26)
Changes in estimates – capitalized value for operational plants	–	(12)	(1)	(13)
Disbursements	(330)	(158)	(76)	(564)
Monetary and present value adjustments	210	173	32	415
Balance as of March 31, 2026	11,399	9,645	1,643	22,687

(i) The cash outflows for de-characterization projects are estimated for a period up to 13 years and were discounted to present value at an annual rate in real terms, which increased from 7.77% on December 31, 2025 to 7.81% on March 31, 2026.

a) De-characterization of upstream geotechnical structures

As a result of the Brumadinho dam failure (note 22) and, in compliance with laws and regulations, the Company has decided to accelerate the plan to “de-characterize” of all its dams and dikes built under the upstream method, located in Brazil. These structures are in different stages of maturity, for which the estimate of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

The Company also operates tailings dams in Canada, including upstream compacted dams. However, the Company decided that these dams will be decommissioned using other methods, thus, the provision to carry out the decommissioning of dams in Canada is recognized as “Obligations for decommissioning assets and environmental obligations”, as presented in item (b) below.

25

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Operational stoppage

The Company has suspended some operations due to judicial decisions or technical analysis performed by Vale regarding the safety of its geotechnical structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity of the Iron Ore Solutions segment in the amount of R$46 (US$9 million) for the three-month period ended March 31, 2026 (2025: R$59 (US$10 million)). Vale is working on legal and security to resume operations.

b) Asset retirement obligations and environmental obligations

	Consolidated		Parent Company		Discount rate		Cash flow maturity
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Liability by geographical area
Brazil	12,586	12,652	11,288	11,339	7.20%	7.17%	2163	2163
Canada	7,098	8,184	–	–	1.78%	1.81%	2152	2152
Oman	799	843	–	–	3.70%	3.48%	2035	2035
Other regions	630	687	–	–	2.90%	2.75%	–	–
	21,113	22,366	11,288	11,339
Operating plants	15,162	16,297	7,236	7,267
Closed plants	5,951	6,069	4,052	4,072
	21,113	22,366	11,288	11,339

Financial guarantees

The Company has guarantees issued by financial institutions in the amount of R$5,806 (US$1,112 million) as of March 31, 2026 (December 31, 2025: R$6,240 (US$1,134 million), in connection with the asset retirement obligations for its Vale Base Metals operations. The financial cost of these guarantees is immaterial.

13. Intangible assets

		Consolidated
	Notes	Goodwill	Concessions	Software	Research and development projects	Patents	Total
Balance as of December 31, 2025		7,136	39,016	443	7	2,659	49,261
Additions		–	90	53	–	–	143
Disposals		–	(1)	–	(1)	–	(2)
Amortization		–	(383)	(55)	–	(92)	(530)
Transfers		–	–	–	–	–	–
Translation adjustment		–	–	(3)	–	–	(3)
Balance as of March 31, 2026		7,136	38,722	438	6	2,567	48,869
Cost		7,136	49,966	3,616	6	2,750	63,474
Accumulated amortization		–	(11,244)	(3,178)	–	(183)	(14,605)
Balance as of March 31, 2026		7,136	38,722	438	6	2,567	48,869

Balance as of December 31, 2024		18,811	42,991	519	2,784	–	65,105
Additions		–	430	48	–	–	478
Disposals		–	(8)	–	–	–	(8)
Amortization		–	(433)	(65)	–	–	(498)
Impairment		(674)	–	–	–	–	(674)
Transfer to held for sale (Energy Assets)	27(a)	(752)	(4,419)	–	(21)	–	(5,192)
Translation adjustment		(739)	–	(6)	–	–	(745)
Balance as of March 31, 2025		16,646	38,561	496	2,763	–	58,466
Cost		16,646	48,436	3,519	2,763	–	71,364
Accumulated amortization		–	(9,875)	(3,023)	–	–	(12,898)
Balance as of March 31, 2025		16,646	38,561	496	2,763	–	58,466

26

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Parent company
	Concessions	Software	Research and development	Patents	Total
Balance as of December 31, 2025	39,016	370	–	2,659	42,045
Additions	90	38	–	–	128
Disposals	(1)	–	–	–	(1)
Amortization	(383)	(46)	–	(92)	(521)
Transfers	–	–	–	–	–
Balance as of March 31, 2026	38,722	362	–	2,567	41,651
Cost	49,966	2,154	–	2,750	54,870
Accumulated amortization	(11,244)	(1,792)	–	(183)	(13,219)
Balance as of March 31, 2026	38,722	362	–	2,567	41,651

Balance as of December 31, 2024	38,509	430	2,754	–	41,693
Additions	418	38	–	–	456
Disposals	(9)	–	–	–	(9)
Amortization	(357)	(45)	–	–	(402)
Balance as of March 31, 2025	38,561	423	2,754	–	41,738
Cost	48,436	2,030	2,754	–	53,220
Accumulated amortization	(9,875)	(1,607)	–	–	(11,482)
Balance as of March 31, 2025	38,561	423	2,754	–	41,738

14. Railway concessions

Liabilities related to the concession grants

The Company’s integrated operations encompass the railway concessions of the Vitória a Minas Railroad ("EFVM") and the Carajás Railroad ("EFC"). The EFVM railway connects the mines of the Southern System, located in the Quadrilátero Ferrífero region in the Brazilian state of Minas Gerais, to the Port of Tubarão in Vitória, Espírito Santo. The EFC railway links the mines of the Northern System in the Carajás region, in the state of Pará, to the Ponta da Madeira maritime terminal in São Luís, Maranhão. The liabilities related to these railway concessions are presented below:

	Consolidated					Discount rate
	December 31, 2025	Changes in estimates	Monetary and present value adjustments	Disbursements	March 31, 2026	March 31, 2026	December 31, 2025	Remaining term of obligations
Payment obligation	7,379	(16)	157	(83)	7,437	7.59% - 11.04%	7.49% - 11.04%	32 years
Infrastructure investment	5,793	97	106	(424)	5,572	7.24% - 7.93%	7.15% - 9.10%	7 years
	13,172	81	263	(507)	13,009
Current liabilities	3,138				3,215
Non-current liabilities	10,034				9,794
Liabilities	13,172				13,009

In December 2020, the Company entered into an agreement with the Federal Government to extend its operating concessions for the EFC and EFVM for thirty years, extending the maturity date from 2027 to 2057.

Later, in January 2024, responding to a request from the Ministry of Transportation ("MT"), Vale, the National Land Transport Agency (“ANTT”), and the Brazilian Federal Government, resumed discussions on the general conditions of the concession agreements. On December 30, 2024, they established the general framework for a renegotiation of the concession agreements entered into in December 2020, with the aim of promoting the modernization and updating of the existing contracts. This process was subject to evaluation and approval by the competent authorities and was to be formalized through a consensual solution discussed with the relevant bodies involved at the Brazilian Federal Court of Accounts. However, on August 28, 2025, within the context of the consensual solution conducted by the Brazilian Federal Court of Accounts, it was not possible to reach consensus among the parties within the established deadline.

On April 16, 2026 (subsequent event), Vale’s Board of Directors approved the continuation of negotiations related to the optimization of the EFC and EFVM concession agreements with the MT, ANTT, and Infra S.A., within the scope of their respective legal authorities. Any potential accounting impacts, if applicable, will be recognized in the period in which an agreement is signed.

Despite the ongoing discussions, the concession agreements remain in force, the Company remains in compliance with the established obligations, and continues to be committed to the general terms defined in the agreement entered into on December 30, 2024. Vale believes that the provisions recognized remain adequate to meet the obligations related to the existing concession agreements.

27

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

28

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

15. Financial results

			Consolidated
Three-month period ended March 31,	Notes	2026	2025
Financial income
Short-term investments		580	574
Others		94	104
		674	678
Financial expenses
Interest on loans and borrowings	21	(1,361)	(1,294)
Expenses from bonds and participative shareholders debentures premium repurchase	21 and 20(b)	–	(254)
Interest on working capital transactions	7 and 9	(338)	(276)
Interest on other financial liabilities	5(e), 19 and 20(a)	(199)	(151)
Taxes on financial income		(63)	(92)
Others		(238)	(163)
		(2,199)	(2,230)
Other financial items, net
Foreign exchange and indexation losses, net		(847)	(2,048)
Participative shareholders' debentures	20(b)	(1,236)	225
Derivative financial instruments, net	17	3,819	4,557
		1,736	2,734
Total		211	1,182

29

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

16. Financial assets and liabilities

a) Classification

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

		Consolidated
		March 31, 2026					December 31, 2025
Financial assets	Notes	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents (i)		26,540	–	–	26,540	40,563	–	–	40,563
Short-term investments (ii)		–	–	1,012	1,012	–	–	1,066	1,066
Derivative financial instruments	17	–	–	4,599	4,599	–	–	2,278	2,278
Accounts receivable	7	1,548	–	10,985	12,533	886	–	11,753	12,639
		28,088	–	16,596	44,684	41,449	–	15,097	56,546
Non-current
Judicial deposits	24(c)	3,114	–	–	3,114	3,580	–	–	3,580
Restricted cash	20	52	–	–	52	50	–	–	50
Derivative financial instruments	17	–	–	1,965	1,965	–	–	1,115	1,115
Investments in equity securities	20	–	359	–	359	–	347	–	347
		3,166	359	1,965	5,490	3,630	347	1,115	5,092
Total of financial assets		31,254	359	18,561	50,174	45,079	347	16,212	61,638

Financial liabilities
Current
Suppliers and other payables	9	28,657	–	–	28,657	30,621	–	–	30,621
Derivative financial instruments	17	–	–	618	618	–	–	514	514
Loans and borrowings	18	3,117	–	–	3,117	2,847	–	–	2,847
Leases	19	837	–	–	837	884	–	–	884
Subordinate notes	20(a)	21	–	–	21	22	–	–	22
Railway concession	14	3,215	–	–	3,215	3,138	–	–	3,138
Other financial liabilities - Related parties	29	1,190	–	–	1,190	1,293	–	–	1,293
Other financial liabilities	20	1,514	–	–	1,514	1,774	–	–	1,774
		38,551	–	618	39,169	40,579	–	514	41,093
Non-current
Derivative financial instruments	17	–	–	156	156	–	–	287	287
Loans and borrowings	18	91,856	–	–	91,856	96,932	–	–	96,932
Leases	19	2,510	–	–	2,510	2,794	–	–	2,794
Subordinate notes	20(a)	3,870	–	–	3,870	4,079	–	–	4,079
Participative shareholders' debentures	20(b)	–	–	13,638	13,638	–	–	12,403	12,403
Railway concession	14	9,794	–	–	9,794	10,034	–	–	10,034
Other financial liabilities	20	–	–	80	80	–	–	1	1
		108,030	–	13,874	121,904	113,839	–	12,691	126,530
Total of financial liabilities		146,581	–	14,492	161,073	154,418	–	13,205	167,623

(i) Includes R$8,956 (US$1,716 million) (2025: R$13,923 (US$2,531 million)) denominated in R$, R$15,903 (US$3,047 million) (2025: R$25,378 (US$4,612 million)) denominated in US$ and R$1,681 (US$322 million) (2025: R$1,262 (US$229 million)) denominated in other currencies.

(ii) It substantially comprises investments in debt securities and investments in exclusive investment funds, whose portfolio is composed of repo operations and bank certificates of deposit ("CDBs").

30

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Hierarchy of fair value

			Consolidated
		March 31, 2026			December 31, 2025
	Notes	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Short-term investments		172	840	1,012	180	886	1,066
Derivative financial instruments	17	–	6,564	6,564	–	3,393	3,393
Accounts receivable	7	–	10,985	10,985	–	11,753	11,753
Investments in equity securities	20	–	359	359	–	347	347
		172	18,748	18,920	180	16,379	16,559

Financial liabilities
Derivative financial instruments	17	–	774	774	–	801	801
Participative shareholders' debentures	20(a)	–	13,638	13,638	–	12,403	12,403
Other financial liabilities	20	–	80	80	–	1	1
		–	14,492	14,492	–	13,205	13,205

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the period presented.

c) Fair value of loans, borrowings and subordinated notes

Loans. borrowings and subordinated notes are measured at amortized cost. To determine the fair value of these financial instruments traded in secondary markets, the closing market quotations on the balance sheet dates were used. The carrying amount of the other financial liabilities measured at amortized cost represents a reasonable approximation of their respective fair value.

	Consolidated
	March 31, 2026		December 31, 2025
	Carrying amount	Fair value	Carrying amount	Fair value
Bonds	40,344	40,973	42,273	44,209
Debentures	13,295	13,241	13,043	12,938
Total loans and borrowings	53,639	54,214	55,316	57,147

Subordinated notes	3,891	3,823	4,101	4,113

17. Financial and capital risk management

Effects of derivatives on the statement of financial position

	Consolidated
	March 31, 2026		December 31, 2025
	Assets	Liabilities	Assets	Liabilities
Foreign exchange and interest rate risk	4,552	493	3,234	729
Commodities price risk	2,012	271	159	72
Embedded derivatives	–	10	–	–
Total	6,564	774	3,393	801

Net exposure

		Consolidated
	March 31, 2026	December 31, 2025
Foreign exchange and interest rate risk (i)	4,059	2,505
Commodities price risk	1,741	87
Embedded derivatives	(10)	–
Total	5,790	2,592

(i) Includes a positive balance of R$2.322 (US$422 million) and R$988 (US$181 million)) as of March 31, 2026, and December 31, 2025, respectively, related to transactions to mitigate foreign exchange and interest rate fluctuations on loans, borrowings and provisions related to Brumadinho and Samarco.

31

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Effects of derivatives on the income statement

	Consolidated
	Gain (loss) recognized in the income statement
Three-month period ended March 31,	2026	2025
Foreign exchange and interest rate risk	1,923	4,556
Commodities price risk	1,906	–
Embedded derivatives	(10)	1
Total	3,819	4,557

Effects of derivatives on the cash flows

	Consolidated
	Financial settlement inflows (outflows)
Three-month period ended March 31,	2026	2025
Foreign exchange and interest rate risk	372	827
Commodities price risk	241	(56)
Total	613	771

a) Market risk

a.i) Foreign exchange and interest rates

	Notional		Fair value		Fair value by year
Flow	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025	2027	2028	2029+
Foreign Exchange and Interest Rate Derivatives	US$ 9.099	US$ 9.201	4,059	2,505	2,138	718	1,203

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
R$ depreciation	4,059	(2,948)	(10,008)
US$ interest rate inside Brazil decrease	4,059	3,225	2,251
Brazilian interest rate increase	4,059	2,014	339
TJLP interest rate decrease	4,059	4,059	4,059
IPCA index decrease	4,059	3,018	2,057
SOFR interest rate decrease	4,059	3,946	3,831

a.ii) Protection program for product prices and input costs

	Notional		Fair value		Fair value by year
Flow	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025	2027	2028	2029+
Brent crude oil (bbl)
Options	17,798,874	22,224,999	1,655	(27)	1,655	–	–

Forward Freight Agreement (days)
Freight forwards	840	2,070	40	82	40	–	–

Fixed price Nickel sales protection (ton)
Nickel forwards	24,220	3,557	46	29	44	2	–

Fixed price Cobalt sales protection (tons)
Cobalt forwards	40	26	–	3	–	–	–

32

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Brent crude oil (bbl)	Decrease in fuel oil price	1,655	219	(935)
Forward Freight Agreement (days)	Decrease in freight price	40	11	(19)
Hedge for fixed-price nickel sales (tons)	Decrease in nickel price	46	(129)	(403)
Hedge for fixed-price cobalt sales (tons)	Decrease in cobalt price	–	(3)	(6)

a.iii) Embedded derivatives in contracts

	Notional		Fair value		Fair value by year
Flow	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025	2027	2028	2029+
Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Call options	746,667	746,667	(10)	–	–	(1)	(9)

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Embedded derivatives - Gas purchase	Pellet price increase	(10)	(29)	(63)

a.iv) Hedge accounting

	Consolidated
	Gain recognized in the other comprehensive income
Three-month period ended March 31,	2026	2025
Net investment hedge	722	1,020

b) Credit risk management

b.i) Financial Counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents, as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions' credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency as published by Moody’s regarding the main financial institutions used by the Company to contract derivative instruments, cash and cash equivalents transaction.

	Consolidated
	March 31, 2026		December 31, 2025
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa2	3,850	179	3,969	3
A1	9,500	2,266	16,056	933
A2	8	61	4	1
A3	5,997	995	7,370	336
Baa1	6	–	2	–
Baa2	41	–	13	–
Baa3	167	–	299	–
Ba1 (i)	4,077	1,418	9,120	1,088
Ba2 (i)	3,906	1,645	4,796	1,032
	27,552	6,564	41,629	3,393

(i) A substantial part of the balances is held with financial institutions in Brazil which are deemed investment grade in local currency.

c) Liquidity risk management

The liquidity risk arises from the possibility that Vale might not perform its obligations on due dates, as well as face difficulties to meet its cash requirements due to market liquidity constraints.

The Company manages its cash on a consolidated basis and has sufficient capacity to meet its short-term obligations.

33

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

18. Loans and borrowings

a) Outstanding balance of loans and borrowings by type and currency

		Consolidated
		Current liabilities		Non-current liabilities
	Average interest rate (i)	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Quoted in the secondary market:
US$ Bonds	6.06%	–	–	39,705	41,859
R$ Debentures	7.34%	228	313	12,726	12,581
Debt contracts in Brazil in (ii):			–		–
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.18%	239	240	432	490
Basket of currencies and bonds in US$ indexed to SOFR		–	–	–	825
Debt contracts in the international market in:			–		–
US$, with variable and fixed interest	5.09%	1,304	1,128	36,197	38,207
Other currencies, with fixed interest	5.77%	63	66	169	236
Other currencies, with variable interest	2.76%	25	27	2,627	2,734
Accrued charges		1,258	1,073	–	–
Total		3,117	2,847	91,856	96,932

	Parent company
		Current liabilities		Non-current liabilities
	Average interest rate (i)	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Quoted in the secondary market:
US$,Bonds	5.66%	–	–	2,564	2,703
R$, Debentures	7.34%	230	313	12,726	12,581
Debt contracts in Brazil in (ii):					–
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.18%	240	241	431	490
Basket of currencies and bonds in US$ indexed to SOFR		–	–	–	825
Debt contracts in the international market in:					–
US$, with variable and fixed interest	5.13%	261	26	20,016	18,535
Accrued charges		459	380	–	–
Total		1,190	960	35,737	35,134

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as of March 31, 2026.

(ii) The Company entered into derivatives to mitigate the exposure to cash flow variations of all floating rate debt contracted in Brazil, resulting in an average cost of 2.4% per year in US$.

The reconciliation of loans and borrowings with the cash flows arising from financing activities is presented in note 21.

b) Future flows of principal and interest of loans and borrowings payments

	Consolidated		Parent Company
	Principal	Estimated future interest payments (i)	Principal	Estimated future interest payments (i)
2026	1,447	4,199	364	1,661
2027	4,422	5,075	4,070	1,936
2028	4,585	4,874	4,493	1,744
2029	18,047	4,695	4,562	1,530
From 2030 to 2032	23,353	9,782	8,983	3,441
2033 onwards	41,861	20,524	13,996	4,026
Total	93,715	49,149	36,468	14,339

(i) Based on interest rate curves and foreign exchange rates applicable as of March 31, 2026 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the annual financial statements.

c) Covenants

The Company's main financial covenants require it to maintain certain ratios, such as the leverage ratio and interest coverage ratio. Vale is also subject to non-financial covenants normally practiced in the market, such as compliance with certain governance and environmental standards, among others.

The Company is required to comply with these covenants at the end of each annual reporting period and there are no indications that Vale would have difficulties complying with them on the next measurement date, which will be as of December 31, 2026.

34

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

19. Leases

a) Right of use

					Consolidated
	December 31, 2025	Additions and contract modifications	Depreciation	Translation adjustment	March 31, 2026
Ports	144	45	(75)	(5)	109
Vessels	1,901	(3)	(79)	(96)	1,723
Pelletizing plants	497	(58)	(41)	–	398
Properties	455	(2)	(22)	(6)	425
Energy plants	114	–	(14)	(7)	93
Others	229	15	(24)	4	224
Total	3,340	(3)	(255)	(110)	2,972

b) Leases liabilities

							Consolidated
	December 31, 2025	Additions and contract modifications	Payments (i)	Interest	Transfer to held for sale (note 27b)	Translation adjustment	March 31, 2026
Ports	170	45	(18)	1	–	(50)	148
Vessels	1,926	(3)	(93)	15	–	(98)	1,747
Pelletizing plants	531	(58)	(10)	6	–	–	469
Properties	535	(2)	(32)	5	–	46	552
Energy plants	239	–	(17)	5	–	(71)	156
Others	277	15	(16)	5	(22)	16	275
Total	3,678	(3)	(186)	37	(22)	(157)	3,347
Current liabilities	884						837
Non-current liabilities	2,794						2,510
Total	3,678						3,347

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities was R$186 (US$35 million) recorded in the income statement for the three-month period ended March 31, 2026 (2025: R$47 (US$8 million) in the three-month period ended March 31, 2025).

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the statement of financial position is measured at the present value of such obligations.

								Consolidated
	2026	2027	2028	2029	2030 onwards	Total	Remaining term (years)	Discount rate
Ports	42	5	5	5	84	141	1 to 17	4% to 5%
Vessels	277	365	308	261	720	1,931	1 to 7	3% to 4%
Pelletizing plants	172	125	110	31	115	553	1 to 7	2% to 5%
Properties	84	110	104	78	167	543	1 to 13	2% to 6%
Energy plants	21	26	26	26	146	245	1 to 4	5%
Others	78	78	63	31	16	266	1 to 4	3% to 6%
Total	674	709	616	432	1,248	3,679

35

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

20. Other financial assets and liabilities

		Consolidated
		Current		Non-Current
	Notes	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Other financial assets
Restricted cash		–	–	52	50
Derivative financial instruments	16	4,599	2,278	1,965	1,115
Investments in equity securities		–	–	359	347
Loans - Related parties	29(b)	235	239	1,262	1,125
		4,834	2,517	3,638	2,637
Other financial liabilities
Derivative financial instruments	16	618	514	156	287
Subordinated notes	20(a)	21	22	3,870	4,079
Participative shareholders’ debentures	20(b)	–	–	13,638	12,403
Other financial liabilities - Related parties	29(b)	1,190	1,293	–	–
Other		1,514	1,774	80	1
		3,343	3,603	17,744	16,770

		Parent company
		Current		Non-Current
	Notes	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Other financial assets
Restricted cash		–	–	33	30
Derivative financial instruments	16	1,653	1,425	1,875	1,073
Investments in equity securities		–	–	125	127
		1,653	1,425	2,033	1,230
Other financial liabilities
Derivative financial instruments	16	316	383	139	208
Pre-export payments - Related parties	29(b)	18,816	24,302	42,877	41,213
Participative shareholders’ debentures	20(a)	–	–	13,638	12,403
Other financial liabilities - Related parties	29(b)	2,155	2,285	–	–
Other		46	–	80	1
		21,333	26,970	56,734	53,825

a) Subordinated notes

These instruments mature in 2056 and have payment priority only over share capital, being subordinated to all of Vale’s financial and non-financial obligations.

Remuneration is paid through semiannual interest at an initial rate of 6% per year. However, the Company holds the right to defer the payment of such interest until the maturity of the principal, subject to events under its control.

In February 2026, the Company paid remuneration on these subordinated instruments the amount of R$59 (US$11 million).

b) Participative shareholders' debentures

The impact of the participative shareholders' debentures on the financial results is presented in note 15, and the weighted-average price of secondary-market trades in the last month of period year is presented below:

	Average price (R$)
Three-month period ended March 31,	2026	2025
Participative shareholders’ debentures	45.59	34,73

On April 1st, 2026 (subsequent event), the Company made available for withdrawal as remuneration the amount of R$700 (US$134 million) for the second semester of 2025 (2025: R$760 (US$132 million) for the second semester of 2024).

36

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

21. Cash flows from financing activities

Reconciliation of cash flows from liabilities arising from financing activities

	Consolidated
	Quoted in the secondary market	Other debt contracts in Brazil	Other debt contracts on the international market	Total loans and borrowings	Subordinated notes	Total
Balance as of December 31, 2025	55,316	1,570	42,893	99,779	4,101	103,880
Additions	–	–	5,016	5,016	–	5,016
Payments	(112)	(844)	(4,908)	(5,864)	–	(5,864)
Interest paid (i)	(366)	(34)	(676)	(1,076)	(59)	(1,135)
Cash flow from financing activities	(478)	(878)	(568)	(1,924)	(59)	(1,983)
Effect of exchange rate	(2,049)	(29)	(2,256)	(4,334)	(210)	(4,544)
Interest accretion	848	11	593	1,452	59	1,511
Non-cash changes	(1,201)	(18)	(1,663)	(2,882)	(151)	(3,033)
Balance as of March 31, 2026	53,637	674	40,662	94,973	3,891	98,864

Balance as of December 31, 2024	52,879	2,088	36,631	91,598	–	91,598
Additions	4,324	–	5,025	9,349	–	9,349
Payments	(2,014)	(63)	(3,405)	(5,482)	–	(5,482)
Interest paid (i)	(684)	(24)	(705)	(1,413)	–	(1,413)
Cash flow from financing activities	1,626	(87)	915	2,454	–	2,454
Transfer to held for sale (Energy Assets)	(1,206)	(170)	–	(1,376)	–	(1,376)
Effect of exchange rate	(3,058)	(71)	(2,651)	(5,780)	–	(5,780)
Interest accretion	1,093	19	505	1,617	–	1,617
Non-cash changes	(3,171)	(222)	(2,146)	(5,539)	–	(5,539)
Balance as of March 31, 2025	51,334	1,779	35,400	88,513	–	88,513

(i) Classified as operating activities in the statement of cash flows.

Fundings in 2026

•	In the first quarter of 2026, the Company contracted loans of R$5,016 (US$962 million) indexed to SOFR plus spread adjustments with maturities between 2027 and 2031.

Payments in 2026

•	In the first quarter of 2026, the Company settled loans of R$5,864 (US$1,117 million).

Fundings in 2025

•	In the first quarter of 2025, the Company (i) contracted loans of R$5,025 (US$861 million) indexed to SOFR plus spread adjustments with maturities between 2026 and 2029, and (ii) issued bonds of R$4,324 (US$750 million) with a coupon of 6.40% per year, payable semi-annually, and maturing in 2054.

Payments in 2025

•	In the first quarter of 2025, the Company settled loans of R$862 (US$150 million) and redeemed notes maturing in 2034, 2036, and 2039 in the total amount of R$1,890 (US$329 million) and paid a premium of R$254 (US$44 million), recorded as “Bond premium repurchase” in the financial results of the period.

37

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

38

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

22. Brumadinho dam failure

In January 2019, a tailings dam (“Dam I”) experienced a failure at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais, Brazil. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities, including two pregnant women, and caused extensive property and environmental damage in the region.

As a result of the dam failure, the Company recognized provisions to meet its assumed obligations, including indemnification to those affected by the event, remediation of the impacted areas and compensation to the society. In addition, the Company has incurred expenses, which have been recognized straight to the income statement, in relation to tailings management, communication services, humanitarian assistance, payroll, legal services, water supply, among others.

Effects in income statements

	Consolidated
Three-month period ended March 31,	2026	2025
Integral Reparation Agreement	(54)	(145)
Other obligations	26	369
Incurred expenses	973	419
Insurance	(589)	(31)
Expenses related to Brumadinho event	356	612

Changes in the provision in the period

	Consolidated
	December 31, 2025	Changes in estimates	Monetary and present value adjustments	Disbursements	March 31, 2026
Integral Reparation Agreement
Payment obligations	1,040	(3)	17	–	1,054
Provision for socio-economic reparation and others	1,745	(14)	55	(105)	1,681
Provision for social and environmental reparation	2,836	(37)	84	(137)	2,746
	5,621	(54)	156	(242)	5,481
Other obligations
Tailings containment, geotechnical safety and environmental reparation	2,981	17	78	(164)	2,912
Individual indemnification	413	8	14	(61)	374
Other	1,498	1	53	(96)	1,456
	4,892	26	145	(321)	4,742

Liability	10,513	(28)	301	(563)	10,223

The cash flow for obligations are estimated for an average period ranging from 5 to 7 years and were discounted to the present value at a rate in real terms, which decreased from 8.07% on December 31, 2025 to 7.80% on March 31, 2026.

Judicial Settlement for Integral Reparation

On February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. As a result of the Global Settlement, the requests for the reparation of socioenvironmental and socioeconomic damages caused by the dam failure were substantially resolved.

The Global Settlement includes: (i) payment obligations, of which the funds will be used directly by the State of Minas Gerais and Institutions of Justice for socioeconomic and socioenvironmental compensation projects; (ii) socioeconomic projects in Brumadinho and other 25 municipalities from the Paraopeba River Basin; and (iii) compensation of the environmental damage caused by the dam failure. These obligations are projected for an average period of 5 years.

In addition, the Global Settlement addresses the diffuse and collective socioeconomic damages resulting from the disaster, with the exception of supervening damages, individual damages and homogeneous individual damages of a divisible nature, in accordance with the claims of the lawsuits not extinguished by the Global Settlement.

39

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

For the measures described in items (i) and (ii), the amounts are specified in the Global Settlement. For the execution of the environmental recovery, actions have no cap limit, despite having been estimated in the Global Settlement due to the Company's legal obligation to fully repair the environmental damage caused by the dam failure. Therefore, although Vale is monitoring this provision, the amount recorded could materially change depending on several factors that are not under the Company’s control.

Other obligations

The Company is also working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I, including dredging part of the released material and de-sanding from the channel of the river Paraopeba.

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s dam failure may join an individual or family group out-of-court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations.

Legal Proceedings

Class action in the United States

Vale is defending itself against a class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale.

In August 2024, the Court held a hearing to consider Vale's Motion for Class Decertification, as well as the parties' Cross Motions to Exclude certain expert reports. In March 2026, the Motion for Class Decertification was denied. At present, a decision from the Court regarding the motion to exclude the expert reports is still pending.

In November 2021, a new complaint was filed by eight investment funds that chose to seek redress for alleged damages independently and separately from the class members of the main action, with, for the most part, similar allegations to those presented in the main class action. In March 2026, the Court granted Vale's request and dismissed the portion of the claims brought by these investment funds that was not aligned with the claims asserted in the main class action.

The likelihood of loss of these proceedings is considered possible. However, considering the current phase of these lawsuits, it is not yet possible to reliably estimate the amount of a potential loss and the claimants have also not specified the amounts of the alleged damages in their respective claims.

Arbitration proceedings in Brazil filed by shareholders, a class association and foreign investment funds

In Brazil, Vale is defending itself in four arbitration proceedings in which the claimants seek compensation for alleged damages resulting from the devaluation of the Company’s shares. The claims are based on the allegation that the Company was aware of the risks related to the safety of the Brumadinho dam and failed to disclose such risks to its shareholders.

Among these proceedings, only one does not have an estimated value assigned by the claimants. In the others:

•	Arbitration filed by foreign legal entities, the claimants estimated losses of approximately R$1,800 (US$345 million), plus interest and monetary adjustment.
•	Arbitration also filed by foreign legal entities, the estimated amount was approximately R$3,900 (US$747 million), subject to interest and monetary adjustment.
•	Proceeding filed by 385 minority shareholders, the amount in dispute was set at R$3,000 (US$575 million), related to a single event, subject to interest and monetary adjustment, and may be increased at a later stage as alleged by the claimants.
•	Arbitration initiated by foreign legal entities, with no estimated amount assigned by the claimants.

40

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The Company disputes all ongoing proceedings and classifies the likelihood of loss as possible. However, it understands that the probability of loss in the amounts claimed is remote, due to the criteria used by the claimants in their estimates. Given the early stage of the arbitration proceedings and the lack of detailed claims and grounds, it is not possible at this time to reliably estimate the amount of any potential loss.

23. Liabilities related to associates and joint ventures

In November 2015, the Fundão tailings dam owned in Mariana, Minas Gerais, by Samarco Mineração S.A. (“Samarco”) experienced a failure, flooding certain communities and impacting communities and the environment along the Doce River. The dam failure resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

Thus, Vale, Samarco, and BHPB entered into agreements with the Federal Union, the States of Minas Gerais and Espírito Santo, and some other federal and state agencies, establishing the creation of socioenvironmental and socioeconomic programs aimed at adopting measures for mitigation, remediation, and compensation of damages. However, the requirements established reparation measures in the agreements could not be fully implemented within the established period, and the involved parties began initiated further negotiations to seek a definitive agreement for the resolution of all obligations related to the dam collapse.

a) Changes in provision related to the Samarco dam failure

The changes on the provision are presented below:

Total
Balance as of December 31, 2025	14,379
Changes in estimates	102
Monetary and present value adjustments	270
Disbursements	(675)
Balance as of March 31, 2026	14,076

The cash outflows to meet the obligations are discounted to present value at an annual rate in real terms of 7.66% on March 31, 2026 (7.66% on December 31, 2025).

b) Definitive Settlement for the full reparation

In October 2024, Vale, Samarco and BHPB, together with the Brazilian Federal Government, the State Governments of Minas Gerais and Espírito Santo, the Federal and State Public Prosecutors’ and Public Defenders’ Offices and other Brazilian public entities (jointly, “the Parties”) entered into an agreement for the integral and definitive reparation of the impacts derived from the Fundão dam collapse, in Mariana, Minas Gerais ("Definitive Settlement") which was ratified in November 2024.

The Definitive Settlement, estimated in R$170 billion (US$32.6 billion), replaced all previous agreements and covers both disbursements made prior to its ratification and new financial commitments, which will be paid over 20 years in remediation and compensation actions. In addition, it provides for initiatives to be implemented by Samarco, with disbursements estimated to occur within the three years following ratification.

Samarco has primary responsibility for the obligations, while Vale and BHPB hold subsidiary responsibility, in proportion to their 50% ownership interests, in case Samarco fails to comply such obligations. The judicial ratification of the agreement extinguished several significant lawsuits filed in Brazil, for which the requests for dismissal were jointly submitted by Vale, BHPB, and Samarco.

c) Remaining legal proceedings

With the Definitive Agreement, the public civil actions brought by the Brazilian Justice Institutions and Brazilian public authorities were substantially resolved and the parameters for compliance with the reparation and compensation for damages were defined. Thus, the remaining most relevant legal proceedings are shown below:

Claims in the United Kingdom and the Netherlands

In July 2024, Vale and BHP have entered into a confidential agreement without any admission of liability pursuant to Vale and BHP will share equally any potential payment obligations arising from the UK and Dutch Claims, described below.

London claim - As a result of the rupture of Samarco’s Fundão dam failure, BHP Group Ltd (“BHP”) was named as defendant in group action claims for damages filed in the courts of England and Wales for approximately 610,000 claimants, between individuals, companies and municipalities from Brazil that were supposedly affected by the Samarco dam failure (the “UK Claim”).

The proceeding was structured in phases, with the first phase devoted to assessing BHP’s liability for the Fundão dam failure. Following the trial of the first phase, held between October 2024 and March 2025, the English court issued a decision in November 2025 recognizing BHP’s liability under Brazilian law. The decision also confirmed the validity of the waivers and release agreements executed by claimants who had already been compensated in Brazil, which will reduce the number of claimants and the amount of the claims.

41

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

As a result of this decision, the likelihood of loss in relation to this proceeding was reclassified as probable, and the Company recognized an additional provision of R$2,450 (US$449 million) in the income statement as "Equity results and other results in associates and joint ventures", which is presented in the statement of financial position as "Liabilities related to associates and joint ventures", as it is associated with the failure of the Fundão tailings dam, owned by Samarco.

BHP submitted a request for permission to appeal the first phase decision, which is currently pending review. If leave to appeal is granted, the appeal is expected to be heard in 2026. Any potential appeal does not suspend the progress of the proceedings, which will move forward to the second phase of trial, aimed at the discussion and determination of matters relating to the admissibility and extent of damages. The second phase of the trial is currently scheduled to commence in April 2027 and conclude in March 2028. On July 28 and 29, 2026, a further case management conference is scheduled to take place to address remaining procedural and substantive matters related to the second-phase trial. Subsequently, it is also likely that the English court will establish a third phase to determine the amounts of any potential compensation awards.

Netherlands proceeding - A proceeding was filed against the Company by certain Brazilian municipalities, a company, and a foundation that represents thousands of individuals and some entities, alleging that they were affected by the failure of Samarco’s Fundão dam in 2015.

In March 2024, a court in Amsterdam granted a preliminary injunction freezing the shares in Vale Holdings B.V., a wholly owned subsidiary incorporated in the Netherlands, and the economic rights attached to those shares, for securing the approximate amount of R$5,531 (EUR920 million). In 2025, with the adherence of three municipalities (Iapu, Ponte Nova and Rio Casca) to the Definitive Agreement, they ceased to be part of the litigation and the securing amount was reduced to approximately R$4,481 (EUR745.4 million). In November 2025, as a result of a settlement reached in a lawsuit before the Federal Regional Court, the company that was part of the group of plaintiffs also ceased to be part to the litigation.

In October 2025, Vale submitted its defense regarding jurisdiction in the lawsuit filed against the Company, and the first hearing of the first stage of the proceedings is expected to take place in the second half of 2026.

The likelihood of loss of this proceeding is considered possible. However, considering the initial phase, it is not yet possible to reliably estimate the amount of a potential loss, and an estimate may become quantifiable as the case progresses.

24. Legal and administrative proceedings

The Company is a defendant in numerous legal and administrative actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management’s assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

The lawsuits related to Brumadinho event (note 22) and the Samarco dam failure (note 23) are presented in its specific notes to these financial statements and, therefore, are not disclosed below.

42

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

a) Provision for legal and administrative proceedings

Effects in income statements

	Consolidated
Three-month period ended March 31,	2026	2025
Tax litigations	(65)	14
Civil litigations	53	95
Labor litigations	238	221
Environmental litigations	–	1
Total	226	331

Changes in the provisions in the period

					Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance as of December 31, 2025	1,196	822	3,615	105	5,738
Additions and reversals, net	(65)	53	238	–	226
Payments	(95)	(9)	(215)	–	(319)
Indexation and interest	39	24	14	3	80
Balance as of March 31, 2026	1,075	890	3,652	108	5,725

Balance as of December 31, 2024	1,245	1,790	2,989	248	6,272
Additions and reversals, net	14	95	221	1	331
Payments	(19)	(62)	(87)	–	(168)
Indexation and interest	21	22	40	3	86
Transfer to held for sale and payable taxes	–	(28)	(1)	(154)	(183)
Balance as of March 31, 2025	1,261	1,817	3,162	98	6,338

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation of the estimate of the costs that may be required to settle the obligations.

Tax litigations – The Company is party to several administrative and legal proceedings related mainly to the incidence of Brazilian federal contributions ("PIS" and "COFINS"), Value-added tax ("ICMS") and other taxes. The tax litigation related to income taxes is presented in note 5(d).

Civil litigations – Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations – Refers to lawsuits for claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations – Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

b) Contingent liabilities

	Consolidated
	March 31, 2026	December 31, 2025
Tax litigations	38,614	39,715
Civil litigations	12,384	11,617
Labor litigations	2,077	2,070
Environmental litigations	9,832	6,610
Total	62,907	60,012

The significant contingent liabilities for which the likelihood of loss is considered possible are discussed below.

Environmental litigations - Overflow from the Viga and Fábrica mines

In January 2026, there was a leak of water containing sediments (soil) at the operational units of Fábrica and Viga, located in the municipalities of Ouro Preto, Minas Gerais, and Congonhas, Minas Gerais, respectively. The Municipality of Congonhas suspended the operating permits for Vale’s activities at the aforementioned units.

As a result of these events, the Company is a party to four judicial proceedings. Preliminary injunctions of a predominantly preventive nature were granted, aimed at the provision of information and technical documents, the implementation of emergency containment and mitigation measures, structural and environmental monitoring, and the imposition of operational restrictions in the affected areas. Requests for the freezing of financial assets were denied, without prejudice to the freezing of mining rights in the federal lawsuits. In one of these proceedings, a Commitment Agreement was entered into by and among the Public Prosecutor’s Office of the State of Minas Gerais, the State of Minas Gerais, and the Company, providing for the engagement of an Independent Technical Auditor to monitor compliance with the preliminary obligations, along with a request for the suspension of the proceeding for up to 90 days for the implementation of the agreed measures, without acknowledgment of fault or admission of liability by Vale. The request for suspension of the proceeding was extended to all four actions and is currently pending review. The total amount estimated across the four actions is R$3,065 (US$587 million), and the likelihood of loss has been classified as possible.

43

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Civil litigations - Notices of Infraction issued by the National Mining Agency ("ANM")

In 2026, Vale received notices of infraction issued by the National Mining Agency (ANM) related to the Pico mine in Itabirito (MG), the Mar Azul mine in Nova Lima (MG), the Gongo Soco mine in Barão dos Cocais (MG), and the overflow that occurred at Fábrica Mine in Congonhas (MG), seeking the imposition of fines in the amounts of R$131 (US$25 million), R$1,170 (US$224 million), R$468 (US$90 million) and R$409 (US$78 million) , respectively, based on alleged violations under ANM resolutions. The Company submitted administrative defenses contesting these notices, and the likelihood of loss was classified as possible.

c) Judicial deposits

	Consolidated
	March 31, 2026	December 31, 2025
Tax litigations	2,115	2,124
Civil litigations	464	857
Labor litigations	465	531
Environmental litigations	70	68
Total	3,114	3,580

d) Guarantees contracted for legal and administrative proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted R$19.4 billion (US$3.7 billion) (December 31, 2025: R$19.2 billion (US$3.5 billion)) in guarantees for its lawsuits, as an alternative to judicial deposits.

44

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

45

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

25. Equity

a) Share capital

As of March 31, 2026, the share capital was R$77,300 (US$61,614 million) corresponding to 4,439,159,764 shares issued and fully paid without par value. The Board of Directors may, regardless of changes to by-laws, approve the issue and cancellation of common shares, including the capitalization of profits and reserves to the extent authorized.

	March 31, 2026
Shareholders	Common shares	Golden shares	Total
Previ (i)	334,568,802	–	334,568,802
Mitsui&co (i)	286,347,055	–	286,347,055
Blackrock, Inc (ii)	297,783,803	–	297,783,803
Capital world investors (iii)	227,690,911	–	227,690,911
Total shareholders with more than 5% of capital	1,146,390,571	–	1,146,390,571
Free floating	3,118,143,182	–	3,118,143,182
Golden shares (iv)	–	12	12
Total outstanding (without shares in treasury)	4,264,533,753	12	4,264,533,765
Shares in treasury	174,625,999	–	174,625,999
Total capital	4,439,159,752	12	4,439,159,764

(i) Number of shares owned by shareholders, as per statement provided by the custodian, based on shares listed at B3.

(ii) Number of shares as reported in BlackRock, Inc.’s Schedule 13G/A, filed with the SEC.

(iii) Number of shares as reported on January 8, 2026 by the shareholder itself through the Declaration of Acquisition of Relevant Shareholding sent to Vale and disclosed to the Market in the Press Release of January 12, 2026.

(iv) Number of special class preferred shares ("golden shares") held by the Brazilian Federal Government, which grants it limited veto power over certain Company resolutions, as well as the right to elect and dismiss one member to the Fiscal Council.

In February 2026, the Board of Directors approved the proposal for a capital increase in the amount of US$96 (R$500 million), through the capitalization of the tax incentive reserve. The capital increase proposal will be submitted for deliberation by the General Shareholders’ Meeting, scheduled for April 30, 2026.

b) Cancellation of treasury shares

During the three-month period ended March 31, 2026, the Board of Directors approved cancellations of common shares issued by Vale S.A., acquired and held in treasury, without reducing the amount of its share capital or equity. During the three-month period ended March 31, 2025, there were no share cancellations.

	Number of canceled shares	Carrying amount
Cancellation approved on March 12, 2026	99,847,816	6,967
Three-month period ended March 31, 2026	99,847,816	6,967

c) Share buyback program

	Total of shares repurchased		Effect on cash flows
Three-month period ended March 31,	2026	2025	2026	2025
Shares buyback program up to 120,000,000 shares (i)
Acquired by Parent Company	4,980,600	-	386	-
Shares buyback program	4,980,600	-	386	-

(i) On February 19, 2025, the Board of Directors approved the common shares buyback program, limited to a maximum of 120,000,000 common shares or their respective ADRs, with a term of 18 months.

d) Remuneration approved

The Vale S.A.'s By-laws determines as its minimum mandatory remuneration to Vale shareholders an amount equal to 25% of the net income, after appropriations to legal and tax incentive reserves. The remuneration approved as interest on capital (“JCP”) is gross up with the income tax applicable to Vale’s shareholders. The remuneration to Vale’s shareholders was based on the following resolutions:

	Approval date	Payment date	Remuneration per share (US$)	Total amount approved
Dividends related to fiscal year 2024	2/19/2025	3/14/2025	2.142	9,143
				9,143
Dividends related to fiscal year 2025	11/27/2025	1/7/2026	1.244	5,311
Dividends and interest on capital (JCP) related to fiscal year 2025	11/27/2025	3/4/2026	2.338	9,979
				15,290

46

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

d.i) Dividends reconciliation

Total
December 31, 2025	14,588
Payment, net of withholding taxes	(14,465)
Prescribed remuneration	(12)
March 31, 2026	111

47

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

48

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

26. Investments in associates and joint ventures

	Business	% ownership	December 31, 2025	Additions and capitalizations	Equity results in income statement	Dividends declared	Translation adjustment	Fair value remeasurement	Capital transactions and others	March 31, 2026
Associates and joint ventures
In Brazil
Aliança Geração de Energia S.A.	Energy	30.00	1,326	–	25	–	(69)	–	26	1,308
Aliança Norte Energia Participações S.A.	Energy	51.00	366	–	(12)	–	–	–	–	354
Anglo American Minério de Ferro do Brasil S.A.	Iron ore	15.00	3,572	–	36	–	(184)	–	1	3,425
Companhia Coreano-Brasileira de Pelotização	Pellets	50.00	483	–	15	–	–	–	(1)	497
Companhia Hispano-Brasileira de Pelotização	Pellets	50.89	245	–	4	–	–	–	–	249
Companhia Ítalo-Brasileira de Pelotização	Pellets	50.90	415	–	7	–	–	–	–	422
Companhia Nipo-Brasileira de Pelotização	Pellets	51.00	861	–	30	–	–	–	–	891
MRS Logística S.A.	Logistics	49.01	4,421	–	38	(181)	–	–	–	4,278
Samarco Mineração S.A. (note 23)	Pellets	50.00	–	–	–	–	–	–	–	–
VLI S.A.	Logistics	29.60	2,255	–	(5)	–	–	–	9	2,259
Others	–	–	324	–	(22)	(1)	–	142	17	460
Abroad
PT Vale Indonesia Tbk	Vale Base Metals	33.88	10,138	–	142	–	(524)	–	1	9,757
Vale Oman Distribution Center	Logistics	50.00	3,268	–	31	(146)	(169)	–	–	2,984
Other results in associates and joint ventures					(102)
Consolidated total			27,674	–	187	(328)	(946)	142	53	26,884
Subsidiaries
In Brazil
Companhia Portuária da Baía de Sepetiba	Iron ore	100.00	642	–	(25)	–	–	–	–	617
Minerações Brasileiras Reunidas S.A.	Iron ore	100.00	886	–	24	–	–	–	123	1,033
Minerações Brasileiras Reunidas S.A. – Goodwill	–	–	4,060	–	–	–	–	–	–	4,060
Tecnored Desenvolvimento Tecnológico S.A.	Iron ore	100.00	181	20	(16)	–	–	–	–	185
Valepar – Goodwill	–	–	3,073	–	–	–	–	–	–	3,073
Others	–	–	1,246	711	(3)	(6)	–	–	9	1,957
Abroad
Vale Holdings B.V.	Holding	100.00	95,809	–	5,077	–	(4,355)	–	188	96,719
Others	–	–	290	–	34	–	(15)	–	–	309
Parent Company's total			133,861	731	5,091	(334)	(5,316)	142	373	134,837

49

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

27. Acquisitions and divestitures

Effects on the income statement

		Consolidated		Parent Company
Three-month period ended March 31,	Notes	2026	2025	2026	2025
Aliança Geração de Energia S.A.	27(a)	–	(674)	–	(674)
		–	(674)	–	(674)

a) Divestment of Aliança Geração de Energia S.A. (“Aliança”) – In March 2025, the Company signed an agreement with Global Infrastructure Partners for the sale of 70% of its stake in Aliança, including the operations of Sol do Cerrado solar plant and Risoleta Neves hydroelectric plant. As a result, the related assets and liabilities were classified as held for sale, and Vale recognized an impairment loss in the amount of R$674 (US$117 million) in the income statement of the three-month period ended March 31, 2025, as "Impairment and other results related to non-current assets, net".

The transaction was completed in September 2025, when Vale lost control over Aliança, with the remaining 30% interest being accounted for as an investment in an associate using the equity method.

b) Thompson Operations, Canada (held for sale) – In January 2025, Vale announced a strategic review to explore alternatives related to Vale Base Metals’ global mining portfolio, including the intention to assess a potential divestment of its mining and exploration assets in Thompson, Manitoba, as part of a process to optimize and enhance the competitiveness of its integrated nickel portfolio.

In February 2026, the Company entered into a binding agreement to establish a new company, together with Exiro Minerals Corporation, Orion Resources Partners LP, and Canada Growth Fund Inc., collectively referred to as "the Investors”.

Under the terms of the agreement, Vale will hold an 18.9% equity interest in the new company through the contribution of the Thompson assets, including certain related obligations, and a cash contribution of up to R$78 (US$15 million). The Investors will hold a combined 81.1% equity interest in the new company through a cash contribution of up to R$963 (US$185 million).

The agreement also provides that the Company may receive an earn-out of up to R$1,044 (US$200 million), payable over a period of up to 20 years, subject to the achievement of certain nickel price levels. Based on current estimates, Vale does not expect such milestones to be achieved.

The Company does not expect material effects resulting from the completion of the transaction, which is expected by the end of 2026, subject to customary regulatory and governmental approvals. Upon completion of the transaction, Vale's interest in the new company will be accounted for as an investment in an associate and subsequently measured using the equity method, due to the significant influence that the Company will exercise over the investee.

As a result of the aforementioned agreement, Vale classified the assets to be contributed and the liabilities to be transferred as held for sale, as presented below.

March 31, 2026
Assets
Inventories	138
Total assets (i)	138

Liabilities
Asset retirement obligations (ii)	559
Leases	22
Employee benefits	149
Total liabilities	730

(i)The carrying amount of property, plant and equipment has been fully impaired since 2024.

(ii) Although the agreement provides for the transfer of the decommissioning obligations related to the Thompson operating assets, Vale will assume the obligation to reimburse such liability up to a limit of R$1,496 (US$287 million, CAD400 million). Accordingly, upon derecognizing the currently estimated liability of R$559 (US$107 million) at the closing of the transaction, the Company will recognize a new liability in the same amount, related to the reimbursement obligation, which is within the limit established in the agreement.

50

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

28. Employee benefits

		Current liabilities		Non-current liabilities
	Notes	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Payroll, related charges and other remunerations		3,178	5,580	–	–
Charges related to share-based payments	28(a)	23	280	–	–
Employee post-retirement obligation	28(b)	373	374	6,264	6,680
		3,574	6,234	6,264	6,680

a) Share-based payments

For the long-term incentive programs, the Company compensation plans include Matching Program and Performance Share Unit program (“PSU”), with three-year-vesting cycles, respectively, with the aim of encouraging employee’s retention and encouraging their performance. The fair value of the programs is recognized on a straight-line basis in the income statement, with a corresponding entry in the equity, over the three-year required service period, net of estimated losses.

Matching Program

For the Matching program, the participants can acquire Vale’s common shares in the market. If the shares acquired are held for a period of three years, obeying the program rules, the participant is entitled to receive from Vale an award in shares, equivalent to the number of shares originally acquired.

The fair value of the Matching program was estimated using the Company's share price and ADR and the number of shares granted on the grant date.

	2025 Program	2024 Program	2023 Program
Granted shares	2,453,783	2,244,659	1,330,503
Share price	57.69	60.05	81.82

Performance Shares Units (“PSU”)

Under the PSU, eligible executives can earn, after a three-year vesting cycle, an award in common shares conditioned to Vale's performance factor measured based on Total Shareholder Return ("TSR"), ROIC and Environmental, Social and Governance ("ESG") metrics.

The fair value of the PSU program was measured by estimating the performance factor using Monte Carlo simulations for the Return to Shareholders Indicator and health and safety and sustainability indicators. The assumptions used for the Monte Carlo simulations are shown in the table below, as well as the result used to calculate the expected value of the total performance factor.

	2025 Program	2024 Program	2023 Program
Granted shares	1,973,979	1,873,175	1,177,755
Date shares were granted	May 6, 2025	April 29, 2024	January 2, 2023
Share price	53.00	63.90	88.88
Expected volatility	33.82%	35.60%	48.33%
Expected term (in years)	3	3	3
Expected shareholder return indicator	87.67%	66.95%	72.42%
Expected performance factor	107.66%	115.35%	83.72%

51

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Employee post-retirement obligation

Reconciliation of assets and liabilities recognized in the statement of financial position

	Consolidated
	March 31, 2026	December 31, 2025
Movements of assets ceiling
Balance at beginning of the period	5,487	5,329
Interest income	121	575
Changes on asset ceiling	24	(338)
Translation adjustment	(83)	(79)
Balance at end of the period	5,549	5,487

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(29,645)	(31,021)
Fair value of assets	29,140	30,107
Effect of the asset ceiling	(5,549)	(5,487)
Liabilities, net	(6,054)	(6,401)

Current assets	150	166
Non-current assets	433	487
Assets	583	653
Current liabilities	(373)	(374)
Non-current liabilities	(6,264)	(6,680)
Liabilities	(6,637)	(7,054)

29. Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Net operating revenue relates mainly to sale of iron ore and right to use capacity on railroads. Cost and operating expenses mostly relate to the variable lease payments of the pelletizing plants.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

The effects arising from the failure of the Fundão tailings dam, owned by the joint venture Samarco Mineração S.A., are presented in note 23, and the other effects associated with investments in joint ventures and associates are presented in note 26.

52

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

a) Transactions with related parties

	Consolidated
Three-month period ended March 31,	2026			2025
	Net operating revenue	Cost and other operating revenues and expenses	Financial result	Net operating revenue	Cost and other operating revenues and expenses	Financial result
Associates and Joint Ventures
Pelletizing companies (i)	–	(165)	(46)	–	(152)	(57)
MRS Logística S.A.	–	(469)	–	–	(595)	–
Norte Energia S.A.	–	(140)	–	–	(77)	–
Vale Oman Distribution Center	–	(216)	–	–	(376)	–
VLI	415	(44)	–	395	(69)	(7)
PTVI	–	(835)	–	–	(928)	–
Anglo American	–	(375)	23	–	–	18
Aliança Geração de Energia S.A.	–	(304)	–	–	–	–
Others	39	–	(1)	40	–	(1)
	454	(2,548)	(24)	435	(2,197)	(47)
Shareholders
Bradesco	–	–	211	–	–	754
Mitsui	176	–	–	196	–	–
Cosan	–	–	–	38	(46)	–
Banco do Brasil	–	–	135	–	–	–
	176	–	346	234	(46)	754
Total	630	(2,548)	322	669	(2,243)	707

	Parent company
Three-month period ended March 31,	2026			2025
	Net operating revenue	Cost and other operating revenues and expenses	Financial result	Net operating revenue	Cost and other operating revenues and expenses	Financial result
Subsidiaries
Vale International	22,910	32	(433)	23,639	–	(1,120)
Aliança Geração de Energia S.A.	–	–	–	–	(132)	–
Companhia Portuária da Baía de Sepetiba	1	(74)	–	1	(105)	–
Investment fund	–	–	(76)	–	–	(93)
Others	45	(62)	10	60	(93)	5
	22,956	(104)	(499)	23,700	(330)	(1,208)
Associates and Joint Ventures
Pelletizing companies (i)	–	(165)	(5)	–	(152)	(8)
MRS Logística S.A.	–	(469)	–	–	(595)	–
Norte Energia S.A.	–	(93)	–	–	(77)	–
VLI	415	(36)	–	395	(54)	(7)
Anglo American	–	(375)	–	–	–	–
Aliança Geração de Energia S.A.	–	(304)	–	–	–	–
Others	39	–	(1)	40	–	–
	454	(1,442)	(6)	435	(878)	(15)
Shareholders
Bradesco	–	–	210	–	–	754
Cosan	–	–	–	15	(28)	–
Banco do Brasil	–	–	135	–	–	–
	–	–	345	15	(28)	754
Total	23,410	(1,546)	(160)	24,150	(1,236)	(469)

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

53

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Outstanding balances with related parties

	Consolidated
	Assets
	March 31, 2026			December 31, 2025
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Associates and Joint Ventures
Pelletizing companies (i)	–	–	38	–	–	38
MRS Logística S.A.	–	–	223	–	1	49
VLI	–	336	–	–	224	–
PTVI	–	2	–	–	4	–
Anglo American	–	–	1,530	–	–	1,397
Others	–	30	41	–	34	47
	–	368	1,832	–	263	1,531
Shareholders
Bradesco	2,089	–	519	5,522	–	449
Banco do Brasil	852	–	184	1,024	–	50
Mitsui	–	178	–	–	271	–
	2,941	178	703	6,546	271	499
Pension plan	–	156	–	–	97	–
Total	2,941	702	2,535	6,546	631	2,030

	Consolidated
	Liabilities
	March 31, 2026		December 31, 2025
	Supplier and contractors	Financial instruments and other liabilities	Supplier and contractors	Financial instruments and other liabilities
Associates and Joint Ventures
Pelletizing companies (i)	133	1,190	156	1,293
MRS Logística S.A.	74	–	136	–
Vale Oman Distribution Center	178	–	271	–
VLI	6	446	16	446
PTVI	297	–	319	–
Anglo American	177	–	152	–
Others	186	–	236	1
	1,051	1,636	1,286	1,740
Shareholders
Bradesco	–	–	–	133
	–	–	–	133
Total	1,051	1,636	1,286	1,873

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

54

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Parent company
	Assets
	March 31, 2026			December 31, 2025
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Subsidiaries
Vale International S.A.	–	1,196	–	–	12,332	–
Minerações Brasileiras Reunidas S.A.	–	–	76	–	–	76
Salobo Metais	–	1,166	–	–	1,156	–
Others	–	40	54	–	27	74
	–	2,402	130	–	13,515	150
Associates and Joint Ventures
Pelletizing companies (i)	–	–	38	–	–	38
MRS Logística S.A.	–	–	40	–	1	3
VLI	–	336	–	–	224	–
Anglo American	–	–	32	–	–	34
Others	–	30	41	–	34	47
	–	366	151	–	259	122
Shareholders
Bradesco	698	–	519	2,540	–	449
Banco do Brasil	787	–	184	523	–	50
	1,485	–	703	3,063	–	499
Pension Plan	–	156	–	–	97	–
Total	1,485	2,924	984	3,063	13,871	771

	Parent company
	Liabilities
	March 31, 2026			December 31, 2025
	Supplier and contractors	Export Pre-Payments	Financial instruments and other liabilities	Supplier and contractors	Loans	Financial instruments and other liabilities
Subsidiaries
Vale International S.A.	–	61,693	5,039	–	65,515	5,296
Salobo Metais	9	–	135	9	–	135
Investment fund	–	–	2,155	–	–	2,285
Others	149	–	126	148	–	127
	158	61,693	7,455	157	65,515	7,843
Associates and Joint Ventures
Pelletizing companies (i)	133	–	–	156	–	–
MRS Logística S.A.	74	–	–	136	–	–
VLI	3	–	446	14	–	446
Anglo American	177	–	–	152	–	–
Others	144	–	–	185	–	1
	531	–	446	643	–	447
Shareholders
Bradesco	–	–	–	–	–	133
	–	–	–	–	–	133
Total	689	61,693	7,901	800	65,515	8,423

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

c) Key management personnel compensation

During the three-month period ended March 31, 2026, the compensation of the Company’s key management personnel was R$35 (US$7 million) (2025: R$55 (US$10 million)).

55

VALE

Basis of preparation and other requirements

PACIFIC

56

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

30. Basis of preparation of consolidated interim financial statements

The Company's consolidated and individual interim financial statements (equivalent to condensed interim financial statements) ("interim financial statements") have been prepared and are being presented in accordance with CPC 21 - Interim Financial Reporting, issued by the Accounting Pronouncements Committee (“CPC”), and in accordance with IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). All material information for the interim financial statements, and only this information, are presented and consistent to those used by the Company's Management.

The interim financial statements have been prepared to update users on the relevant events and transactions that occurred in the period and must be read together with the financial statements for the year ended December 31, 2025. All accounting policies, accounting estimates and judgments, risk management and measurement methods are the same as those adopted in the preparation of the latest annual financial statements.

These interim financial statements were authorized for issue by the Board of Directors on April 28, 2026.

a) Statement of Value Added

The presentation of the parent company and consolidated statements of value added is required by Brazilian corporate legislation for listed companies. The Statement of Value Added was prepared in accordance with Technical Pronouncement CPC 09 – Statement of Value Added. IFRS do not require the presentation of this statement and, therefore, the Statement of Value Added is presented as supplementary information, without prejudice to the set of interim financial statements.

b) Functional currency and presentation currency

The interim financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (“functional currency”), in the case of the Parent Company it is the Brazilian real (“R$”). For presentation purposes, these interim financial statements are presented in the United States dollars (“US$”) as the Company believes that this is how international investors analyze the financial statements.

The main exchange rates used by the Company to translate its foreign operations are as follows:

	Closing rate		Average rate
			Three-month period ended March 31,
	March 31, 2026	December 31, 2025	2026	2025
US Dollar ("US$")	5.2194	5.5024	5.2591	5.8522
Canadian dollar ("CAD")	3.7407	4.0187	3.8337	4.0802
Euro ("EUR")	6.0117	6.4692	6.1511	6.1608

57

(A free translation of the original in Portuguese)

Report on review of parent company and consolidated condensed interim financial statements

To the Board of Directors and Shareholders

Vale S.A.

Introduction

We have reviewed the accompanying condensed interim statement of financial position of Vale S.A. ("Company") as at March 31, 2026 and the related condensed interim statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended, as well as the accompanying consolidated condensed interim statement of financial position of Vale S.A. and its subsidiaries ("Consolidated") as at March 31, 2026 and the related consolidated condensed interim statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended, including notes to the interim financial statements.

Management is responsible for the preparation and presentation of these parent company and consolidated condensed interim financial statements in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - "Interim Financial Reporting", of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", and ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated condensed interim financial statements referred to above are not prepared, in all material respects, in accordance with CPC 21 and IAS 34.

58

Other matters - Condensed statements of value added

The interim condensed financial statements referred to above include the parent company and consolidated condensed interim value added statements for the three-month period ended March 31, 2026. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the condensed interim financial statements for the purpose of concluding whether they are reconciled with the condensed interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these condensed interim value added statements have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated condensed interim financial statements taken as a whole.

Rio de Janeiro, April 28, 2026

/s/ PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/F-5

/s/ Leandro Mauro Ardito

Contador CRC 1SP188307/O-0

59

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 28, 2026		Director of Investor Relations